As filed with the Securities and Exchange Commission on May 19, 2010

Registration No. 333-165346

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Amendment

No. 1 to

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

VOLCANO CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	33-0928885
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3661 Valley Centre Drive, Suite 200

San Diego, California 92130

(800) 228-4728

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

R. SCOTT HUENNEKENS

PRESIDENT AND CHIEF EXECUTIVE OFFICER

3661 Valley Centre Drive, Suite 200

San Diego, California 92130

(800) 228-4728

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

Copies to:

FREDERICK T. MUTO, ESQ. Cooley Godward Kronish LLP 4401 Eastgate Mall San Diego, CA 92121-1909 (858) 550-6000	GORDON K. HO, ESQ. Cooley Godward Kronish LLP Five Palo Alto Square 3000 El Camino Real Palo Alto, CA 94306-2155 (650) 843-5000

Approximate date of commencement of proposed sale to the public:

From time to time after the effective date of this registration statement

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Smaller reporting company ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities pursuant to this registration statement until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated May 19, 2010

PRELIMINARY PROSPECTUS

1,248,669 Shares

Common Stock

This prospectus relates to the disposition from time to time of up to 1,248,669 shares of our common stock, which are held by, or that may be issued to, the selling stockholders named in this prospectus. The selling stockholders acquired or will acquire these shares in connection with our acquisition of CardioSpectra, Inc., a privately held Texas corporation, pursuant to an Agreement and Plan of Merger (“Merger Agreement”), dated December 7, 2007. Registration of the shares does not necessarily mean that any of such shares will be offered or sold by the selling stockholders. We are not selling any common stock under this prospectus and will not receive any of the proceeds from the sale of shares by the selling stockholders. The issuance of additional shares of our common stock to the selling stockholders, if any, is contingent upon the achievement of performance milestones specified in the Merger Agreement and our election to pay the milestones consideration in common stock.

The number of shares of common stock being registered hereunder is comprised of (i) 153,038 shares (the “Initial Tranche Shares”) issued to the selling stockholders on January 7, 2010 pursuant to the Merger Agreement and (ii) 1,095,631 additional shares (the “Additional Shares”) which may be issued to the selling stockholders assuming (a) the achievement of all remaining performance milestones set forth in the Merger Agreement, (b) we elect to pay all future milestone consideration in shares of our common stock, and (c) the per share price used to calculate the number of shares of our common stock to be issued is $17.18, which is the same per share price used to calculate the number of Initial Tranche Shares issued to the selling stockholders. The Additional Shares have not been earned and are not currently outstanding. The actual number of Additional Shares issued to the selling stockholders could be materially greater or less than 1,095,631 shares of common stock depending whether and to what extent the future performance milestones are met and/or the actual average closing price of our common stock at the time such milestones are achieved. This presentation is not intended to constitute an indication or prediction of whether any of the future milestones will be achieved, our election to pay the milestone consideration in cash or common stock or the future market price of our common stock.

The selling stockholders, or their permitted transferees or other successors-in-interest, may sell the shares of common stock described in this prospectus in a number of different ways and at varying prices. We provide more information about how the selling stockholders may sell their shares of common stock in the section entitled “Plan of Distribution” on page 37. We will not be paying any underwriting discounts or commissions in this offering.

Our common stock is traded on The NASDAQ Global Select Market under the symbol “VOLC.” On May 18, 2010, the reported closing price of the common stock was $23.35 per share.

An investment in the shares offered hereby involves a high degree of risk. See “Risk Factors” beginning on page 3 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                         , 2010.

ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the selling stockholders have not, authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where it is lawful to do so. The information in this prospectus is accurate only as of the date of this prospectus and any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any sale of our common stock.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere or incorporated by reference into this prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing in our securities. You should read this entire prospectus carefully, including the section entitled “Risk Factors” and the documents that we incorporate by reference into this prospectus, including our consolidated financial statements and the related notes, before making an investment decision.

Volcano Corporation

We design, develop, manufacture and commercialize a broad suite of consoles and single-use disposables that are used in the diagnosis and treatment of vascular disease. Our offerings include multi-modality consoles that provide intravascular ultrasound, or IVUS, and/or functional measurement, or FM, capabilities. We also offer IVUS and FM disposables for use on these consoles. We market our products to physicians, nurses and technicians who perform and support these procedures in hospitals.

Our IVUS products consist of consoles, digital and rotational IVUS catheters and advanced imaging tools including virtual histology, or VH, IVUS tissue characterization and ChromaFlo stent apposition analysis. Our IVUS consoles are marketed as stand-alone or customized units that can be integrated into a variety of hospital-based interventional surgical suites called catheterization laboratories, or cath labs.

Our consoles have been designed to serve as a multi-modality platform for our digital and rotational IVUS catheters and can also include FM capabilities that support our fractional flow reserve, or FFR, pressure guide wires. We are developing additional offerings for integration into the platform, including IVUS-guided therapy catheters, Forward Looking IVUS, or FL.IVUS, catheters and ultra-high resolution Optical Coherence Tomography, or OCT, systems and catheters.

Our FM offerings include consoles and single-use pressure and flow guide wires used to measure the pressure and flow characteristics of blood around plaque enabling physicians to gauge the plaque’s physiological impact on blood flow and pressure.

We continue building direct sales capabilities in the United States, Western Europe, and Japan and have numerous distributor relationships in these and other geographies. During the year ended December 31, 2009, we generated worldwide revenues of $227.9 million and incurred an operating loss of $30.8 million. During the three months ended March 31, 2010, we generated worldwide revenues of $66.6 million and incurred an operating loss of $3.6 million. At March 31, 2010, we had a worldwide installed base of more than 5,200 consoles. We intend to grow and leverage this installed base of consoles to drive recurring sales of our single-procedure disposable catheters and guide wires, which accounted for approximately 77% of our medical segment revenues during the year ended December 31, 2009 and 80% during the three months ended March 31, 2010. In the year ended December 31, 2009 and the three months ended March 31, 2010, 48% and 43%, respectively, of our revenues were generated in the United States, with the balance of sales occurring in international markets.

The Offering

The following is a brief summary of the offering. You should read the entire prospectus carefully, including “Risk Factors” and the information, including financial information relating to Volcano Corporation included in our filings with the Securities and Exchange Commission, or SEC, and incorporated in this document by reference.

Common stock to be offered by the selling stockholders(1)	1,248,669 shares

Use of proceeds	We will not receive any proceeds from the sale of the shares of common stock covered by this prospectus.

NASDAQ Global Select Market Symbol	VOLC

Risk Factors	See “Risk Factors” and other information included or incorporated by reference in this prospectus for a discussion of the factors you should consider before deciding to invest in shares of our common stock.

(1)	The number of shares of common stock being registered hereunder is comprised of (i) 153,038 shares (the “Initial Tranche Shares”) issued to the selling stockholders on January 7, 2010 pursuant to the Merger Agreement and (ii) 1,095,631 additional shares (the “Additional Shares”) which may be issued to the selling stockholders assuming (a) the achievement of all remaining performance milestones set forth in the Merger Agreement, (b) we elect to pay all future milestone consideration in shares of our common stock, and (c) the per share price used to calculate the number of shares of our common stock to be issued is $17.18, which is the same per share price used to calculate the number of Initial Tranche Shares issued to the selling stockholders. The Additional Shares have not been earned and are not currently outstanding. The actual number of Additional Shares issued to the selling stockholders could be materially greater or less than 1,095,631 of shares of common stock depending whether and to what extent the future performance milestones are met and/or the actual average closing price of our common stock at the time such milestones are achieved. This presentation is not intended to constitute an indication or prediction of whether any of the future milestones will be achieved, our election to pay the milestone consideration in cash or common stock or the future market price of our common stock.

RISK FACTORS

An investment in our common stock is highly risky. You should carefully consider the following risks, as well as the other information contained or incorporated by reference in this prospectus, before you decide whether to buy our common stock. We believe the risks and uncertainties described below are the most significant risks we face. If any of the following events actually occurs, our business, business prospects, financial condition, cash flow and results of operations would likely be materially and adversely affected. In these circumstances, the trading price of our common stock would likely decline, and you could lose all or part of your investment. Additional risks not presently known to us or that we currently believe are immaterial may also significantly impair our business operations.

Risks Related to Our Business and Industry

We are dependent on the success of our consoles and catheters and cannot be certain that intravascular ultrasound, or IVUS, technology or our IVUS products will achieve the broad acceptance necessary to develop a sustainable, profitable business.

Our revenues are primarily derived from sales of our IVUS products, which include our consoles and our single-procedure disposable catheters. We expect that sales of our IVUS products will continue to account for a majority of our revenues for the foreseeable future. IVUS technology is widely used for determining the placement of stents in patients with coronary disease in Japan but the penetration rate in the U.S. and Europe for the same type of procedure is relatively low. It is difficult to predict the penetration and future growth rate or size of the market for IVUS technology. The expansion of the IVUS market depends on a number of factors, such as:

•	physicians accepting the benefits of the use of IVUS in conjunction with angiography;

•	physician experience with IVUS products;

•	the availability of, and physicians’ willingness to participate in, training required to gain proficiency in the use of IVUS products;

•	the additional procedure time required for use of IVUS;

•	the perceived risks generally associated with the use of new products and procedures;

•	the availability of alternative treatments or procedures that are perceived to be or are more effective, safer, easier to use or less costly than IVUS technology;

•	the availability of adequate reimbursement; and

•	marketing efforts and publicity regarding IVUS technology.

Even if IVUS technology gains wide market acceptance, our IVUS products may not adequately address market requirements and may not continue to gain market acceptance among physicians, healthcare payors and the medical community due to factors such as:

•	the lack of perceived benefits of information on plaque composition available to the physician through use of our IVUS products, including the ability to identify calcified and other forms of plaque;

•	the actual and perceived ease of use of our IVUS products;

•	the quality of the images rendered by our IVUS products;

•	the cost, performance, benefits and reliability of our IVUS products relative to competing products and services;

•	the lack of perceived benefit of integration of our IVUS products into the cath lab; and

•	the extent and timing of technological advances.

If IVUS technology generally, or our IVUS products specifically, do not gain wide market acceptance, we may not be able to achieve our anticipated growth, revenues or profitability and our results of operations would suffer.

The risks inherent in our international operations may adversely impact our revenues, results of operations and financial condition.

We derive, and anticipate we will continue to derive, a significant portion of our revenues from operations in Japan and Europe. In the three months ended March 31, 2010, revenues to customers located in Japan were $18.1 million and Europe, Middle East and Africa were $14.1 million, representing approximately 27% and 21%, respectively, of our total revenues. As we expand internationally, we will need to hire, train and retain qualified personnel for our direct sales efforts, retain distributors and train their personnel in countries where language, cultural or regulatory impediments may exist. We cannot ensure that distributors, physicians, regulators or other government agencies will accept our products, services and business practices. In addition, we purchase some components on the international market. The sale and shipment of our products and services across international borders, as well as the purchase of components from international sources, subject us to extensive United States and foreign governmental trade regulations. Compliance with such regulations is costly. Any failure to comply with applicable legal and regulatory obligations could impact us in a variety of ways that include, but are not limited to, significant criminal, civil and administrative penalties, including imprisonment of individuals, fines and penalties, denial of export privileges, seizure of shipments and restrictions on certain business activities. Failure to comply with applicable legal and regulatory obligations could result in the disruption of our shipping and sales activities. Our international sales operations expose us and our representatives, agents and distributors to risks inherent in operating in foreign jurisdictions, including:

•	our ability to obtain, and the costs associated with obtaining, United States export licenses and other required export or import licenses or approvals;

•	changes in duties and tariffs, taxes, trade restrictions, license obligations and other non-tariff barriers to trade;

•	burdens of complying with a wide variety of foreign laws and regulations related to healthcare products;

•	costs of localizing product and service offerings for foreign markets;

•	business practices favoring local companies;

•	longer payment cycles and difficulties collecting receivables through foreign legal systems;

•	difficulties in enforcing or defending agreements and intellectual property rights; and

•	changes in foreign political or economic conditions.

We cannot ensure that one or more of these factors will not harm our business. Any material decrease in our international revenues or inability to expand our international operations would adversely impact our revenues, results of operations and financial condition.

We have a limited operating history, have incurred significant operating losses since inception and cannot assure you that we will achieve profitability.

We were formed in January 2000 and until 2003 were a development stage company substantially devoted to the research and development of tools designed to diagnose vulnerable plaque. In July 2003, we acquired substantially all of the assets related to the IVUS and functional measurement, or FM, product lines from Jomed, Inc. and commenced the manufacturing, sale and distribution of IVUS and FM products. We have yet to generate sufficient revenues to sustain profitability. Even if we do increase revenues, we expect our operating expenses will increase as we expand our business to meet anticipated growing demand for our products and as we devote resources to our sales, marketing and research and development activities. If we are unable to reduce our cost of revenues and our operating expenses, we may not achieve profitability. Although we achieved profitability during the quarters ended December 31, 2008 and September 30, 2008, you should not rely on our operating results for any prior quarterly or annual period as an indication of our future operating performance. At March 31, 2010, we had an accumulated deficit of $137.3 million. We expect to experience quarterly fluctuations in our revenues due to the timing of capital purchases by our customers and to a lesser degree the seasonality of disposable consumption by our customers. Additionally, expenses will fluctuate as we make future investments in research and development, selling and marketing and general and administrative activities. This will cause us to experience variability in our reported earnings and losses in future periods. Failure to achieve and sustain profitability would negatively impact the market price of our common stock.

Competition from companies, particularly those that have longer operating histories and greater resources than us, may harm our business.

The medical device industry, including the market for IVUS and FM products, is highly competitive, subject to rapid technological change and significantly affected by new product introductions and market activities of other participants. As a result, even if the size of the IVUS and FM market increases, we can make no assurance that our revenues will increase. In addition, as the markets for medical devices, including IVUS and FM products, develop, additional competitors could enter the market. To compete effectively, we will need to continue to demonstrate that our products are attractive relative to alternative devices and treatments. We believe that our continued success depends on our ability to:

•	innovate and maintain scientifically advanced technology;

•	apply our technology across products and markets;

•	develop proprietary products;

•	successfully conduct, sponsor or participate in clinical studies that expand our markets;

•	obtain and maintain patent protection for our products;

•	obtain and maintain regulatory clearance or approvals;

•	manufacture cost-effectively;

•	successfully market our products; and

•	attract and retain skilled personnel.

With respect to our IVUS products, our biggest competitor is Boston Scientific Corporation, or Boston Scientific. Our FM products compete with the products of St. Jude Medical, Inc. through its December 2008 acquisition of Radi Medical Systems, AB, or Radi. We also compete in Japan with respect to IVUS products with Terumo Corporation. Boston Scientific, St. Jude Medical, Inc., Terumo Corporation and other potential competitors who are substantially larger than us may enjoy competitive advantages, including:

•	more established distribution networks;

•	entrenched relationships with physicians;

•	products and procedures that are less expensive;

•	broader ranges of products and services that may be sold in bundled arrangements;

•	greater experience in launching, marketing, distributing and selling products;

•	greater experience in obtaining and maintaining FDA and other regulatory clearances and approvals;

•	established relationships with healthcare providers and payors; and

•	greater financial and other resources for product development, sales and marketing, acquisitions of products and companies, and intellectual property protection.

For these and other reasons, we may not be able to compete successfully against our current or potential future competitors, and sales of our IVUS and FM products may decline.

Failure to innovate may adversely impact our competitive position and may adversely impact our product revenues.

Our future success will depend upon our ability to innovate new products and introduce enhancements to our existing products in order to address the changing needs of the marketplace. Frequently, product development programs require assessments to be made of future clinical need and commercial feasibility, which are difficult to predict. Customers may forego purchases of our products and purchase our competitors’ products as a result of delays in introduction of our new products and enhancements, failure to choose correctly among technical alternatives or failure to offer innovative products or enhancements at competitive prices and in a timely manner. In addition, announcements of new products may result in a delay in or cancellation of purchasing decisions in anticipation of such new products. We may not have adequate resources to effectively compete in the marketplace. Any delays in product releases may negatively affect our business.

We also compete with new and existing alternative technologies that are being used to penetrate the worldwide vascular imaging market without using IVUS technology. These products, procedures or solutions could prove to be more effective, faster, safer or less costly than our IVUS products. Technologies such as angiography, angioscopy, multi-slice computed tomography, intravascular magnetic resonance imaging, or MRI, electron beam computed tomography, and MRI with contrast agents are being used to image the vascular system.

We also develop and manufacture optical monitors, lasers, and optical engines used in Optical Coherence Tomography, or OCT, imaging systems as well as micro-optical spectrometers and optical channel monitors with applications in telecommunications, pharmaceutical manufacturing, high-speed industrial process control, and chemical and petrochemical processing, medical diagnostics, and scientific discovery. Products developed by competitors based on tunable filter technology could compete on the basis of lower cost and other factors. In addition, customers may build similar functionality directly into their products, which in turn could decrease the demand for our OCT imaging systems and related products.

The introduction of new products, procedures or clinical solutions by competitors may result in price reductions, reduced margins, loss of market share and may render our products obsolete. We cannot guarantee that these alternative technologies will not be commercialized and become viable alternatives to our products in the future, and we cannot guarantee that we will be able to compete successfully against them if they are commercialized.

Delays in planned product introductions may adversely affect our business and negatively impact future revenues.

We are currently developing new products and product enhancements with respect to our IVUS and FM products. We are also developing OCT systems and catheters, Forward Looking IVUS, or FL.IVUS, systems and catheters and image-guided therapy products. We have in the past, and may in the future, experience delays in various phases of product development and commercial launch, including during research and development, manufacturing, limited release testing, marketing and customer education efforts. In particular, developing and integrating products and technologies of acquired businesses is time consuming and in some cases resulted in longer developmental timelines than we initially anticipated. Any delays in our product launches may significantly impede our ability to successfully compete in the IVUS, FM, OCT, FL.IVUS and image-guided therapy markets and may reduce our revenues.

We and our present and future collaborators may fail to develop or effectively commercialize products covered by our present and future collaborations if:

•	our collaborators become competitors of ours or enter into agreements with our competitors;

•	we do not achieve our objectives under our collaboration agreements;

•	we are unable to manage multiple simultaneous product discovery and development collaborations;

•	we develop products and processes or enter into additional collaborations that conflict with the business objectives of our other collaborators.

•	we or our collaborators are unable to obtain patent protection for the products or proprietary technologies we develop in our collaborations; and

•	we or our collaborators encounter regulatory hurdles that prevent commercialization of our products.

In addition, conflicts may arise with our collaborators, such as conflicts concerning the interpretation of clinical data, the achievement of milestones, the interpretation of financial provisions or the ownership of intellectual property developed during the collaboration. If any conflicts arise with our existing or future collaborators, they may act in their self-interest, which may be adverse to our best interest.

If we or our collaborators are unable to develop or commercialize products, or if conflicts arise with our collaborators, we will be delayed or prevented from developing and commercializing products which will harm our business and financial results.

If the clinical studies that we sponsor or co-sponsor are unsuccessful, or clinical data from studies conducted by other industry participants are negative, we may not be able to develop or increase penetration in identified markets and our business prospects may suffer.

We sponsor or co-sponsor several clinical studies to demonstrate the benefits of our products in current markets where we are trying to increase use of our products and in new markets. Implementing a study is time consuming and expensive, and the outcome is uncertain. The completion of any of these studies may be delayed or halted for numerous reasons, including, but not limited to, the following:

•	patients die during a clinical study for a variety of reasons that may or may not be related to our products, including the advanced stage of their disease or other medical problems;

•	regulatory inspections of manufacturing facilities, which may, among other things, require us or a co-sponsor to undertake corrective action or suspend the clinical studies;

•	changes in governmental regulations or administrative actions;

•	patients experience adverse side effects, including adverse side effects to our or a co-sponsor’s drug candidate or device;

•	the FDA institutional review boards or other regulatory authorities do not approve a clinical study protocol or place a clinical study on hold;

•	patients do not enroll in a clinical study or do not follow-up at the expected rate;

•	our co-sponsors do not perform their obligations in relation to the clinical study or terminate the study;

•

third-party clinical investigators do not perform the clinical studies on the anticipated schedule or consistent with the clinical study protocol and good clinical practices, or other third-party organizations do not perform data collection and analysis in a timely or accurate manner; and

•	the interim results of the clinical study are inconclusive or negative, and the study design, although approved and completed, is inadequate to demonstrate safety and efficacy.

Some of the studies that we co-sponsor are designed to study the efficacy of a third-party’s drug candidate or device. Such studies are designed and controlled by the third-party and the results of such studies will largely depend upon the success of the third-party’s drug candidate or device. These studies may be terminated before completion for reasons beyond our control such as adverse events associated with a third-party drug candidate or device. A failure in such a study may have an adverse impact on our business by either the attribution of the study’s failure to our technology or our inability to leverage publicity for proper functionality of our products as part of a failed study.

Clinical studies may require the enrollment of large numbers of patients, and suitable patients may be difficult to identify and recruit. For example, the Assessment of Dual Anti-Platelet Therapy with Drug Eluting Stents, or ADAPT-DES, study has a projected enrollment of 11,000 patients, Providing Regional Observations to Study Predictors of Events in the Coronary Tree, or PROSPECT, has enrolled 700 patients, Bifurcation Lesion Analysis and Stenting, or BLAST, is expected to enroll 220 patients and Volcano OCT Image Lesion Analysis using Intravascular Optical Coherence Tomography, or VOILA, has a projected enrollment of 115 patients. Patient enrollment in clinical studies and completion of patient follow-up depend on many factors, including the size of the patient population, the study protocol, the proximity of patients to clinical sites, eligibility criteria for the study and patient compliance. For example, patients may be discouraged from enrolling in our clinical studies if the applicable protocol requires them to undergo extensive post-treatment procedures or if they are persuaded to participate in different contemporaneous studies conducted by other parties. Delays in patient enrollment or failure of patients to continue to participate in a study may result in an increase in costs, delays or the failure of the study. Such events may have a negative impact on our business by making it difficult to penetrate or expand certain identified markets. Further, if we are forced to contribute greater financial and clinical resources to a study, valuable resources will be diverted from other areas of our business.

Negative results from clinical studies conducted by other industry participants could harm our results. For example, recently the number of percutaneous interventional procedures, or PCI, procedures declined due to concerns attributed to late stent thrombosis and the long-term efficacy of drug-eluting stents. If the number of PCI procedures declines, the need for IVUS procedures could also decline and our business prospects may suffer.

If we choose to acquire new businesses, products or technologies, we may experience difficulty in the identification or integration of any such acquisition, and our business may suffer.

Our success depends on our ability to continually enhance and broaden our product offerings in response to changing customer demands, competitive pressures and technologies. Accordingly, we have pursued, and may in the future pursue, the acquisition of complementary businesses, products or technologies instead of developing them ourselves. For example, in December 2007, we acquired CardioSpectra, Inc., an OCT technology company, in May 2008, we acquired Novelis, Inc., a FL.IVUS technology company, and in December 2008, we acquired Axsun Technologies, Inc., or Axsun, a manufacturer of laser and optical engines used in medical OCT imaging systems and micro-optical spectrometers and optical channel monitors used in the telecommunications industry. We do not know if we will identify or complete any additional acquisitions, or whether we will be able to successfully integrate any acquired business, product or technology or retain key employees. Integrating any business, product or technology we acquire could be expensive and time consuming, disrupt our ongoing business and distract our management. If we are unable to integrate any acquired businesses, products or technologies effectively, our business will suffer. We have entered, and may in the future enter, markets through our acquisitions that we are not familiar with and have no experience managing. For example, Axsun historically sold devices in the industrial and telecommunications sectors for the optical monitoring market and we will continue to serve these markets. If we fail to integrate these operations into our business, our resources may be diverted from our core business and this could have a material adverse effect on our business, financial condition and results of operations.

Our business has become more decentralized geographically through our acquisitions and this may expose us to operating inefficiencies across these diverse locations, including difficulties and unanticipated expenses related to the integration of departments, information technology systems, and accounting records and maintaining uniform standards, such as internal accounting controls, procedures and policies. In addition, we have, and in the future may increase, our exposure to risks related to business operations outside the U.S. due to our acquisitions.

We may also encounter risks, costs and expenses associated with any undisclosed or other unanticipated liabilities or use more cash and other financial resources on integration and implementation activities than we expect. In addition, any amortization or other charges resulting from acquisitions could negatively impact our operating results.

If our products and technologies are unable to adequately identify the plaque that is most likely to rupture and cause a coronary event, we may not be able to develop a market for our vulnerable plaque products or expand the market for existing products.

We are utilizing substantial resources toward developing products and technologies to aid in the identification, diagnosis and treatment of the plaque that is most likely to rupture and cause a coronary event, or vulnerable plaque. The PROSPECT study demonstrated the ability of IVUS and virtual histology, or VH, to stratify lesions according to risk. However, no randomized controlled trial has been performed to assess the benefit of treating or deferring treatment in these stratified lesions. If we are unable to develop products or technologies that can identify vulnerable plaque, a market for products to identify vulnerable plaque may not materialize and our business may suffer.

Fluctuations in foreign currency exchange rates could result in declines in our reported revenues and earnings.

Our reported revenues and earnings are subject to fluctuations in currency exchange rates. Prior to October 2009 we did not engage in hedging activities with respect to our foreign currency exchange risk. Commencing in October 2009, we began using foreign exchange forward contracts to manage a portion of the foreign currency exposure for foreign subsidiaries with monetary assets and liabilities denominated in the yen and the euro. We do not engage in foreign currency hedging arrangements for our revenues or operating expenses, and, consequently, foreign currency fluctuations may adversely affect our revenues and earnings. We cannot be assured our hedges will be effective or that the costs of the hedges will not exceed their benefits. Fluctuations in the rate of exchange between the U.S. dollar and foreign currencies, primarily the euro and the yen, could require material amounts of cash to settle the hedge transactions. During the three months ended March 31, 2010, 17.6% and 27.2% of our revenues were denominated in the euro and yen, respectively, 9.7% of our operating expenses were denominated in the euro and 12.8% of our operating expenses were denominated in the yen. Historically, revenues from our Japanese operations were primarily denominated in the U.S. dollar. Due to recent and expected increases in direct sales denominated in the Japanese yen as well as the integration of our Japanese operations into the local economic environment, effective July 1, 2009, we changed the functional currency of Volcano Japan to the Japanese yen. In the three months ended March 31, 2010, the U.S. dollar strengthened relative to the yen. In periods of a strengthening U.S. dollar relative to the yen, our results of operations that we report in future periods could be negatively impacted.

General national and worldwide economic conditions may materially and adversely affect our financial performance and results of operations.

Our operations and performance depend significantly on national and worldwide economic conditions and the resulting impact on purchasing decisions and the level of spending on our products by customers in the geographic markets in which our IVUS and FM products are sold or distributed. These economic conditions remain depressed significantly in many countries and regions, including without limitation the U.S., Japan, Europe, Middle East and Africa, where we have generated most of our revenues. If our customers do not obtain or do not have access to the necessary capital to operate their businesses, or are otherwise adversely affected by the deterioration in national and worldwide economic conditions, this could result in reductions in the sales of our products, longer sales cycles and slower adoption of new technologies by our customers, which would materially and adversely affect our business. In addition, our customers’, distributors’ and suppliers’ liquidity, capital resources and credit may be adversely affected by the availability of capital and credit crisis, which could adversely affect our ability to collect on our outstanding invoices and lengthen our collection cycles, distribute our products or limit our timely access to important sources of raw materials necessary for the manufacture of our consoles and catheters.

In addition, we have invested our excess cash in money market funds and corporate debt securities issued by banks and corporations. The interest paid on these types of investments and the value of certain securities may continue to decline as credit markets adjust to the national and global financial crisis. While our investment portfolio has experienced reduced yields, we have not yet experienced a deterioration of the credit quality of our holdings or other material adverse effects. If there is continued and expanded disruption in the credit markets, our investment portfolio could be adversely affected.

There can be no assurances that government responses to the disruptions in the financial or credit markets will improve the national and worldwide economic conditions in the near term or that the national and worldwide economic conditions will not worsen.

If our transition to a direct sales force in Japan is not successful, then our business and results of operations may be materially and adversely affected.

A significant portion of our annual revenues has been derived from sales to Goodman Company Ltd, or Goodman, which was one of our key Japanese distributors. In 2007, 2008 and the first half of 2009, we generated revenues of $23.4 million, $24.7 million and $11.0 million, which accounted for approximately 18.0%, 14.4% and 4.8% of our revenues, respectively, from sales to Goodman.

On May 19, 2008, we and Goodman mutually terminated the Exclusive Distribution Agreement, dated September 27, 2004, pursuant to which Goodman distributed our rotational IVUS products in Japan on an exclusive basis. Additionally, on May 19, 2008, the oral agreement between us and Goodman, relating to the exclusive distribution of our FM products in Japan, originally distributed by Goodman under the International Distributor Agreement, dated September 17, 1994, by and among the Company, Goodman and Kaneko Enterprise, Inc., as amended, and any other oral agreements between the Company and Goodman relating to the distribution of our products in Japan, was terminated.

On July 8, 2009, the Company, Volcano Japan Co., Ltd., or Volcano Japan, and Goodman entered into a Distributor Termination Agreement, or the Termination Agreement, relating to the termination of certain agreements between Volcano and Volcano Japan, on the one hand, and Goodman, on the other hand, and the transition of the distribution of Volcano products in Japan from Goodman to Volcano Japan. Under the Termination Agreement, Goodman agreed to, among other things, (i) transfer title to all of Goodman’s inventory of IVUS and FM consoles and related disposable products to Volcano Japan, (ii) return to Volcano Japan the IVUS and FM consoles that Goodman leases from Volcano, (iii) transfer certain of its customer contracts, including contracts under which Goodman leases IVUS or FM consoles to customers, to Volcano Japan, and Volcano Japan agreed to assume the service obligations under such contracts, and (iv) not provide any service, support, product or technology that is competitive to the IVUS and FM products OCT products) until December 31, 2009. Pursuant to the Termination Agreement, Volcano Japan made certain payments to Goodman in connection with such transfer and delivery to Volcano Japan of consoles in Goodman’s possession, and paid to Goodman commissions based on net receipts of Volcano Japan from the sale of products to sub-distributors and hospitals transferred as customers from Goodman to Volcano Japan during the period beginning July 1, 2009 and ending December 31, 2009.

As a result of the termination, we have incurred additional expenses sooner than initially planned. There is no assurance that we will be successful in completing our transition to a direct sales force in Japan and successfully place, sell and service our products in Japan. Our challenges and potential risks include, but are not limited to, (a) the successful retention and servicing of current Goodman customers in Japan, (b) strong market adoption of our technology in Japan, (c) the achievement of our growth and market development strategies in Japan, and (d) our ability to recruit, train and retain a direct sales force in Japan. Our efforts to successfully implement a direct sales strategy in Japan or the failure to achieve our sales objectives in Japan may adversely impact our revenues, results of operations and financial condition and negatively impact our ability to sustain and grow our business in Japan.

Our manufacturing operations are dependent upon third party suppliers, which makes us vulnerable to supply problems, price fluctuations and manufacturing delays.

We rely on ON Semiconductor Corporation, or OSC, for the supply of application specific integrated circuits, or ASICs, and for the supply of wafers used in the manufacture of our IVUS consoles and our catheters. These ASICs and wafers are critical to these products, and there are relatively few alternative sources of supply. OSC is shutting down their 5” wafer fabrication plant, or fab, and as a result we are moving our device to their 8” wafer fab. We have purchased additional 5” wafers to support production while we transition to the 8” wafer design. In addition, we do not carry a significant inventory of ASICs. If we had to change suppliers, we expect that it would take at least a year, and possibly 18 months or longer, to identify an appropriate replacement supplier, complete design work and undertake the necessary inspections before the ASICs or wafers would be available. We rely on International Micro Industries, Inc., or IMI, to undertake additional processing of certain of the ASICs that are produced by OSC for use in the manufacture of our catheters. We do not carry a significant inventory of the circuits that are finished by IMI. We expect that in the event it is necessary to replace IMI, it would take at least three months, and possibly six months or longer, to identify an appropriate replacement supplier that is able to undertake the additional processing of the ASICs. We are not parties to supply agreements with either OSC or IMI but instead use purchase orders as needed.

Our supplier of FM wire pressure sensors ceased production of this key component on 4” wafers when they upgraded their production line to 6” wafers. In 2007, we secured an end-of-life purchase of the subject parts equivalent to an estimated four-year supply with the expectation that we would develop a new and improved pressure sensor on the 6” line to be available as a replacement in the FM pressure wire before the end of life inventory was depleted. However, as a result of a significant increase in FM wire sales, we have experienced increased usage and faster depletion of this sensor inventory. As a result, the FM pressure sensor supplier has agreed to produce additional inventory of the sensor using 4” wafers to address the potential shortfall in sensor supply while we complete the development of the new sensor. We believe this new supply of sensors using 4” wafers will provide us with adequate time to complete the development of the new sensor design. We expect that it will take approximately 12 months to complete design work and undertake the necessary testing and inspections before the new pressure sensors will be available as a replacement in the FM wire production.

We also rely upon Endicott Interconnect Technologies, or EIT, for the assembly operation of the scanner used on the IVUS catheters. We do not carry a significant inventory of the scanner assemblies that are finished by EIT. We expect that in the event it is necessary to replace EIT for the assembly operation, it would take at least 12 months to identify and qualify an appropriate replacement supplier that is able to undertake the additional assembly operation. A Manufacturing Services Agreement is in place with EIT for the assembly of the scanner devices.

In addition, in January 2007, we implemented a new automated system to replace certain customized equipment, which is no longer produced or supported by a third party for the manufacture of the scanners located on our phased array catheters. The new automated system is located at EIT’s facility and we are dependent on EIT for the day-to-day control and protection of the system. If the new automated system does not perform as expected, if we are not provided with the product as requested, or if we are not provided access to the system, we may encounter delays in the manufacture of our catheters and may not have sufficient inventory to meet our customers’ demands, which could negatively impact our revenues. In the event that EIT fails to supply the scanners, it would take us approximately six to 12 months to qualify a new supplier to manufacture these components.

Our reliance on these sole source suppliers subjects us to a number of risks that could impact our ability to manufacture our products and harm our business, including:

•	inability to obtain adequate supply in a timely manner or on commercially reasonable terms;

•	interruption or delayed delivery of supply resulting from difficulty in accessing financial or credit markets or otherwise secure cash and capital resources;

•	interruption of supply resulting from modifications to, or discontinuation of, a supplier’s operations;

•	delays in product shipments resulting from uncorrected defects, reliability issues or a supplier’s variation in a component;

•	uncorrected quality and reliability defects that impact performance, efficacy and safety of products from replacement suppliers;

•	price fluctuations due to a lack of long-term supply arrangements with our suppliers for key components;

•	difficulty identifying and qualifying alternative suppliers for components in a timely manner;

•	production delays related to the evaluation and testing of products from alternative suppliers and corresponding regulatory qualifications; and

•	delays in delivery by our suppliers due to changes in demand from us or their other customers.

Any significant delay or interruption in the supply of components or materials, or our inability to obtain substitute components or materials from alternate sources at acceptable prices and in a timely manner, could impair our ability to meet the demand of our customers and harm our business. Identifying and qualifying additional or replacement suppliers for any of the components or materials used in our products may not be accomplished quickly or at all and could involve significant additional costs. Any supply interruption from our suppliers or failure to obtain additional suppliers for any of the components or materials used to manufacture our products would limit our ability to manufacture our products and could therefore have a material adverse effect on our business, financial condition and results of operations.

We manufacture our IVUS catheters and have implemented new manufacturing processes, making us vulnerable to production and supply problems that could negatively impact our revenues.

Through 2006, we had used customized equipment which is no longer produced or supported by a third party for the manufacture of the scanners located on our phased array catheters. This equipment was supported by the company that designed and manufactured it until 2002. That company ceased operations in 2002 because changes in manufacturing technology made the design and manufacture of similar equipment more mainstream and automated and made customized manufacturing equipment, such as ours, much less economical to build and support. If the equipment malfunctioned and we were unable to locate spare parts or hire qualified personnel to repair the equipment, we could have encountered delays in the manufacture of our catheters and may not have had sufficient inventory to meet our customers’ demands, which would have negatively impacted our revenues.

In response to this situation, during the first quarter of 2007, we implemented an automated system to replace the customized equipment, which is no longer produced or supported by a third party. While we believe that such automated system, located at a third party vendor, has demonstrated the ability to meet our anticipated volumes, the system will continue to be located at the vendor’s facility, which requires us to be dependent on them for the day-to-day control and protection of the system. If the automated system does not perform as expected, if the vendor does not provide us with product as requested, or if the vendor does not allow us to have access to the system, we may encounter delays in the manufacture of our catheters and may not have sufficient inventory to meet our customers’ demands, which could negatively impact our revenues.

During 2009, we also implemented lean manufacturing processes that attempt to optimize the timing of our inventory purchases and supply levels of our inventories. If we fail to plan for sufficient inventory, we may experience delays in the manufacturing of our products or fail to meet our customers’ demands, which could adversely affect our revenues and results of operations.

If we do not manage our manufacturing capacity effectively, or if our facilities are damaged or destroyed, we may experience delays that could negatively impact our revenues.

It is likely that we will need to expand our manufacturing capacity in the first half of 2010. We expect that any expansion would be achieved through modified space utilization in our current leased facilities, improved efficiencies, automation and acquisition of additional tooling and equipment. If we experience a demand in our products that exceeds our manufacturing capacity, we may not have sufficient inventory to meet our customers’ demands, which would negatively impact our revenues.

Our facilities may be affected by natural or man-made disasters. If one of our facilities were affected by a disaster, we would be forced to rely on third party manufacturers or shift production to another manufacturing facility. In such an event, we would face significant delays in manufacturing which would prevent us from being able to sell our products. In addition, our insurance may not be sufficient to cover all of the potential losses and may not continue to be available to us on acceptable terms, or at all.

We may require significant additional capital to pursue our growth strategy, and our failure to raise capital when needed could prevent us from executing our growth strategy.

We believe that our existing cash and cash equivalents and short-term available-for-sale investments will be sufficient to meet our anticipated cash needs for at least the next 12 months. However, we may need to obtain additional financing to pursue our business strategy, to respond to new competitive pressures or to act on opportunities to acquire or invest in complementary businesses, products or technologies. The timing and amount of our working capital and capital expenditure requirements may vary significantly depending on numerous factors, including:

•	market acceptance of our products;

•	the revenues generated by our products;

•	the need to adapt to changing technologies and technical requirements, and the costs related thereto;

•	the costs associated with expanding our manufacturing, marketing, sales and distribution efforts; and

•	the existence and timing of opportunities for expansion, including acquisitions and strategic transactions.

If our capital resources are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or debt securities or to obtain debt financing. The sale of additional equity or debt securities, or the use of our stock in an acquisition or strategic transaction, would result in additional dilution to our stockholders. Additional debt would result in increased expenses and could result in covenants that would restrict our operations. We have not made arrangements to obtain additional financing and our significant losses to date and the current national and global financial crisis may prevent us from obtaining additional funds on favorable terms, if at all.

We are dependent on our collaborations, and events involving these collaborations or any future collaborations could delay or prevent us from developing or commercializing products.

The success of our current business strategy and our near- and long-term viability will depend on our ability to execute successfully on existing strategic collaborations and to establish new strategic collaborations. Collaborations allow us to leverage our resources and technologies and to access markets that are compatible with our own core areas of expertise. To penetrate our target markets, we may need to enter into additional collaborative agreements to assist in the development and commercialization of future products. Establishing strategic collaborations is difficult and time-consuming. Potential collaborators may reject collaborations based upon their assessment of our financial, regulatory or intellectual property position or our internal capabilities. Our discussions with potential collaborators may not lead to the establishment of new collaborations on favorable terms or at all.

We have collaborations with Medtronic Inc., The Cleveland Clinic Foundation, General Electric Company, or GE, Siemens AG, or Siemens, and Koninklijke Philips Electronics N.V., or Philips. In each collaboration, we combine our technology or core capabilities with that of the third party to permit either greater penetration into markets, as in the case of GE, Siemens, and Philips, or to enhance the functionality of our current and planned products, as in the case of The Cleveland Clinic Foundation.

We have limited control over the amount and timing of resources that our current collaborators or any future collaborators devote to our collaborations or potential products. These collaborators may breach or terminate their agreements with us or otherwise fail to conduct their collaborative activities successfully and in a timely manner. Further, our collaborators may not develop or commercialize products that arise out of our collaborative arrangements or devote sufficient resources to the development, manufacture, marketing or sale of these products. Moreover, in the event of termination of a collaboration agreement, we may not realize the intended benefits or we may not be able to replace the arrangement on comparable terms.

If the third-party distributors that we rely on to market and sell our products are not successful, we may be unable to increase or maintain our level of revenues.

A portion of our revenue is generated by our third-party distributors. If these distributors cease or limit operations or experience a disruption of their business operations, or are not successful in selling our products, we may be unable to increase or maintain our level of revenues. Over the long term, we intend to grow our business internationally, and to do so we will need to attract additional distributors to expand the territories in which we do not directly sell our products. Our distributors may not commit the necessary resources to market and sell our products. If current or future distributors do not continue to distribute our products or do not perform adequately or if we are unable to locate distributors in particular geographic areas, we may not realize revenue growth internationally.

A significant portion of our annual revenues has been derived from sales to our Japanese distributors, primarily Goodman, Fukuda and Johnson & Johnson. In the three months ended March 31, 2010, we generated revenues of $4.2 million, which accounted for approximately 6.3% of our revenues, from sales to our Japanese distributors. In July 2009, we formally terminated our distribution relationship with Goodman as part of our transition towards a direct sales model in Japan. We entered into an agreement with Fukuda Denshi in March 2006 that extended our commercial relationship through June 2012. In December 2006, we also entered into a memorandum of understanding relating to the distribution of our products by Johnson & Johnson. The memorandum of understanding continues on an annual basis unless either party indicates its intention to terminate, in writing, two months prior to expiration of the term.

A significant change in our relationship with our distributors or in the relationships among our distributors may have a negative impact on our ability to sustain and grow our business in Japan.

We also use distributors in certain other international markets. Other than Japan, no one market in which we use distributors represents a significant portion of our revenues but, in the aggregate, problems with these distribution arrangements could negatively affect our international sales strategy, our revenues and the market price of our stock.

If we become profitable and there is an ownership change, we cannot assure you that our net operating losses will be available to reduce our tax liability.

Our ability to use our net operating losses to reduce future income tax obligations may be limited or reduced. Generally, a change of more than 50 percentage points in the ownership of our shares, by value, over the three-year period ending on the date the shares were acquired constitutes an ownership change and may limit our ability to use our net operating loss carryforwards. Should additional ownership changes occur in the future, our ability to utilize net operating loss carryforwards could be limited.

If we fail to properly manage our anticipated growth, our business could suffer.

Rapid growth of our business is likely to place a significant strain on our managerial, operational and financial resources and systems. To execute our anticipated growth successfully, we must attract and retain qualified personnel and manage and train them effectively. In addition, we anticipate hiring additional personnel to assist in the commercialization of our current products and in the development of future products. We will be dependent on our personnel and third parties to effectively market and sell our products to an increasing number of customers. We will also depend on our personnel to develop and manufacture new products and product enhancements. Further, our anticipated growth will place additional strain on our suppliers resulting in increased need for us to carefully monitor for quality assurance. Any failure by us to manage our growth effectively could have an adverse effect on our ability to achieve our development and commercialization goals.

If we are unable to recruit, hire and retain skilled and experienced personnel, our ability to effectively manage and expand our business will be harmed.

Our success largely depends on the skills, experience and efforts of our officers and other key employees who may terminate their employment at any time. The loss of any of our senior management team, in particular our President and Chief Executive Officer, R. Scott Huennekens, could harm our business. We have entered into employment contracts or similar agreements with R. Scott Huennekens; our Chief Financial Officer, John T. Dahldorf; our Group President, Advanced Imaging Systems and Executive Vice President, Marketing and Business Development, Vince Burgess; our Executive Vice President, Global Sales, Jorge J. Quinoy; and Michel Lussier, President of Volcano Europe and Clinical and Scientific Affairs, but these agreements do not guarantee that they will remain employed by us in the future. For example, Mr. Burgess resigned from all positions with Volcano, effective March 5, 2010. The announcement of the loss of one of our key employees could negatively affect our stock price. Our ability to retain our skilled workforce and our success in attracting and hiring new skilled employees will be a critical factor in determining whether we will be successful in the future. We face challenges in hiring, training, managing and retaining employees in certain areas including clinical, technical, sales and marketing. This could delay new product development and commercialization, and hinder our marketing and sales efforts, which would adversely impact our competitiveness and financial results.

The expense and potential unavailability of insurance coverage for our company, customers or products may have an adverse effect on our financial position and results of operations.

While we currently have insurance for our business, property, directors and officers, and products, insurance is increasingly costly and the scope of coverage is narrower, and we may be required to assume more risk in the future. If we are subject to claims or suffer a loss or damage in excess of our insurance coverage, we will be required to cover the amounts in excess of our insurance limits. If we are subject to claims or suffer a loss or damage that is outside of our insurance coverage, we may incur significant costs associated with loss or damage that could have an adverse effect on our financial position and results of operations. Furthermore, any claims made on our insurance policies may impact our ability to obtain or maintain insurance coverage at reasonable costs or at all. We do not have the financial resources to self-insure, and it is unlikely that we will have these financial resources in the foreseeable future.

Our product liability insurance covers our products and business operations, but we may need to increase and expand this coverage commensurate with our expanding business. Any product liability claims brought against us, with or without merit, could result in:

•	substantial costs of related litigation or regulatory action;

•	substantial monetary penalties or awards;

•	decreased demand for our products;

•	reduced revenue or market penetration;

•	injury to our reputation;

•	withdrawal of clinical study participants;

•	an inability to establish new strategic relationships;

•	increased product liability insurance rates; and

•	an inability to secure continuing coverage.

Some of our customers and prospective customers may have difficulty in procuring or maintaining liability insurance to cover their operation and use of our products. Medical malpractice carriers are withdrawing coverage in certain regions or substantially increasing premiums. If this trend continues or worsens, our customers may discontinue using our products and potential customers may opt against purchasing our products due to the cost or inability to procure insurance coverage.

Risks Related to Government Regulation

If we fail to obtain, or experience significant delays in obtaining, regulatory clearances or approvals for our products or product enhancements, our ability to commercially distribute and market our products could suffer.

Our products are subject to rigorous regulation by the FDA and numerous other federal, state and foreign governmental authorities. Our failure to comply with such regulations or to make adequate, timely corrections, could lead to the imposition of injunctions, suspensions or loss of marketing clearances or approvals, product recalls, manufacturing cessation, termination of distribution, product seizures, civil penalties, or some combination of such actions. In the most egregious cases, criminal sanctions or closure of our manufacturing facilities are possible. The process of obtaining regulatory authorizations to market a medical device, particularly from the FDA, can be costly and time consuming, and there can be no assurance that such authorizations will be granted on a timely basis, if at all. In particular, the FDA permits commercial distribution of a new medical device only after the device has received clearance of a premarket notification submission, referred to as a “510(k),” or the approval of a premarket approval application, referred to as a “PMA.” The FDA will clear a 510(k) medical device if we demonstrate that the new or modified medical device is substantially equivalent to one or more 510(k)-cleared products. The PMA approval process is more costly and lengthy than the 510(k) clearance process and generally requires data from clinical trials to demonstrate that the product is safe and effective for its intended uses. We cannot guarantee the length of time the FDA will take to review a 510(k) or a PMA submission; nor can we guarantee that the FDA will clear or approve such submissions. If regulatory clearance or approvals are received, additional delays may occur related to manufacturing, distribution, or product labeling. In addition, we cannot assure you that any new or modified medical devices we develop will be eligible for the shorter 510(k) clearance process as opposed to the PMA process. To date, all of our products have qualified for marketing clearance through the 510(k) process. We have no experience in obtaining PMA approvals.

In the member states of the European Union there is a uniform system for the authorization of medical devices. The system of regulating medical devices under the Medical Devices Directive, or MDD, operates by way of a certification for each medical device. Each certificated device is marked with a CE mark which shows that the device has a Certificat de Conformité. There are national bodies, known as Competent Authorities, in each member state that oversee the implementation of the MDD within their jurisdiction.

The means for achieving the requirements for a CE mark vary according to the nature of the device. Under the MDD, our products are required to be assessed by a Notified Body. If a Notified Body of one member state has issued a Certificat de Conformité, the device can be sold throughout the European Union without further conformance tests being required in other member states. Our products, including their design and manufacture, have been certified by the British Standards Institute, or BSI, in the United Kingdom as being compliant with the requirements of European Union law. Consequently, we are entitled to affix a CE mark to our products and their packaging and this gives us the right to sell them in European Union member states. If we fail to maintain compliance with the MDD, our products will no longer qualify for the CE mark and the relevant devices cannot be marketed in the European Union.

Foreign governmental authorities that regulate the manufacture and sale of medical devices have become increasingly stringent, and to the extent we continue to market and sell our products in foreign countries, we will be subject to rigorous regulation in the future. In such circumstances, we would rely significantly on our distributors to comply with the varying regulations, and any failures on their part could result in restrictions on the sale of our products in foreign countries.

We have conducted clinical studies with some of our products under an investigational device exemption. Clinical studies must be conducted in compliance with regulations of the FDA and those of regulatory agencies in other countries in which we conduct clinical studies. The data collected from these clinical studies are intended to be used to support a submission to obtain marketing authorizations for these products. There is no assurance that U.S. or foreign regulatory bodies will accept the data from these clinical studies, or that the data would be adequate to support a marketing application, to show that the product meets applicable safety and efficacy standards, or that the applicable regulatory authority will ultimately grant market authorization for these products. Regulatory delays or failures to obtain marketing authorizations, including 510(k) clearances and PMA approvals, could disrupt our business, harm our reputation, and adversely affect our sales.

Modifications to our products may require new regulatory clearances or approvals or may require us to recall or cease marketing our products until clearances or approvals are obtained.

Modifications to our products may require the submission of new 510(k) notifications, PMA applications, or other documents. If a modification is implemented to address a safety concern, we may also need to initiate a recall or cease distribution of the affected device. In addition, if the modified devices require the submission of a 510(k) or PMA and we distribute such modified devices without a new 510(k) clearance or PMA approval, we may be required to recall or cease distributing the devices. The FDA requires device manufacturers to initially make and document a determination of whether or not a modification requires a premarket submission and if it does, whether the submission should be a new PMA, PMA supplement, or 510(k). A marketing submission is not required for a modification that a manufacturer determines does not significantly affect safety or efficacy and does not represent a major change in its intended use. However, the FDA can review a manufacturer’s decision and may disagree. The FDA may also on its own initiative determine that clearance of a new 510(k) or approval of a new PMA submission is required. We have made modifications to our products in the past and may make additional modifications in the future that we believe do not or will not require clearance of a new 510(k) or approval of a new PMA. If we begin manufacture and distribution of the modified devices and the FDA later disagrees with our determination and requires the submission of a new 510(k) or PMA for the modifications, we may also be required to recall the distributed modified devices and to stop distribution of the modified devices, which could have an adverse effect on our business. If the FDA does not clear or approve the modified devices, we may need to redesign the devices, which could also harm our business. When a device is marketed without a required clearance or approval, the FDA has the authority to bring an enforcement action, including injunction, seizure and, in egregious circumstances, criminal prosecution. The FDA considers such additional actions generally when there is a serious risk to public health or safety and the company’s corrective and preventive actions are inadequate to address the FDA’s concerns.

If a manufacturer determines that a modification to an FDA-cleared device could significantly affect its safety or effectiveness, or would constitute a major change in its intended use, then the manufacturer must seek and obtain clearance of a new 510(k) or, if applicable, an approval of a new PMA or PMA Supplement. Where we determine that modifications to our products require clearance of a new 510(k) or approval of a new PMA or PMA Supplement, we may not be able to obtain those additional clearances or approvals for the modifications or additional indications in a timely manner, or at all. For those products sold in the European Union, we must notify BSI, our European Union Notified Body, if significant changes are made to the products or if there are substantial changes to our quality assurance systems affecting those products. Delays in obtaining required future clearances or approvals would adversely affect our ability to introduce new or enhanced products in a timely manner, which in turn would harm our future growth.

The FDA is reviewing the 510(k) process and could change the criteria to obtain clearance which could affect our ability to obtain timely reviews and increase the resources needed to meet new criteria.

Over the past several years, concerns have been raised about whether the 510(k) program optimally achieves its intended goals. In light of these concerns, the FDA commissioned the Institute of Medicine, or IOM, to conduct an independent review of the program and, if necessary, to recommend administrative, regulatory, and/or statutory changes. Given that the IOM study is not expected to conclude until March 2011, the FDA has also convened an internal 510(k) Working Group to recommend possible actions that the FDA could take in the short term to strengthen the program, and to identify longer term options the FDA could consider to strengthen the 510(k) review process. To this end, the FDA held a public meeting entitled “Strengthening the Center for Devices and Radiological Health’s 510(k) Review Process” on February 18, 2010.

If the FDA makes changes to the 510(k) program, we may be required to prepare and submit more data and information than is currently required, which could require additional resources and more expense, require more time to prepare a submission, and result in a longer review period by the FDA. Such changes could adversely affect our business.

We are subject to federal, state, and foreign healthcare laws and regulations and implementation or changes to such healthcare laws could adversely affect our business and results of operations.

In an effort to contain rising healthcare costs, the U.S. federal government recently enacted comprehensive health care reform legislation, which may significantly affect the payment for, and the availability of, healthcare services and result in fundamental changes to federal healthcare reimbursement programs. We are unable to predict at this time the impact of such recently enacted federal healthcare reform legislation on the medical device industry in general, or on us in particular and what, if any, additional legislation or regulation relating to the medical device industry may be enacted in the future. An expansion in the government’s role in the U.S. healthcare industry may lower reimbursements for procedures using our products, reduce medical procedure volumes and adversely affect our business and results of operations. Although we cannot predict the many ways that the federal healthcare reform legislation might affect our business, the federal healthcare reform legislation imposes a 2.3% excise tax on certain transactions, including many U.S. sales of medical devices, which we expect will include U.S. sales of our products. This tax is scheduled to take effect in 2013. It is unclear whether and to what extent, if at all, other anticipated developments resulting from the federal healthcare reform legislation, such as an increase in the number of people with health insurance and an increased focus on preventive medicine, may provide us additional revenue to offset this increased tax. If additional revenue does not materialize, or if our efforts to offset the excise tax through spending cuts or other actions are unsuccessful, the increased tax burden would adversely affect our financial performance, which in turn could cause the price of our stock to decline. In addition, a number of foreign governments are also considering or have adopted proposals to reform their healthcare systems. Because a significant portion of our revenues from our operations is derived internationally, if significant reforms are made to the healthcare systems in other jurisdictions, our sales and results of operations may be materially and adversely impacted.

If we fail to adequately manage our regulatory responsibilities following the Japanese regulatory approvals, our ability to sell our IVUS products in Japan would be impaired.

We currently market our IVUS products in Japan under two types of regulatory approval known as a SHONIN and a NINSHO. SHONINs for medical devices are issued by Japan’s Ministry of Health, Labour and Welfare, or MHLW, to a Marketing Authorization Holder, or MAH, who thereafter holds the SHONINs for, or possesses regulatory approval permitting the import of such devices into Japan. NINSHOs for medical devices are issued by MHLW-approved third-party agencies such as BSI-Japan. Under the third-party program, only certain devices are authorized to be reviewed and approved in this manner. Our IVUS imaging consoles fall within this category. We have elected to participate in this program and have received approval for some configurations of our s5 and s5i consoles. The SHONINs for our IVUS products were previously held by Fukuda Denshi, the MAH for our IVUS products, who acted as our importer. Fukuda Denshi is one of our Japanese distributors and has been responsible for our regulatory compliance in Japan. Until June 1, 2006, we did not have the authority to import or sell our IVUS products directly in Japan, and we were dependent on Fukuda Denshi to do so. The SHONINs for our rotational IVUS and FM products were previously held by Goodman, the MAH for our rotational IVUS and FM products, who acted as our importer, was one of our Japanese distributors and had been responsible for our regulatory compliance in Japan. Until June 30, 2008, we did not have the authority to import or sell our rotational IVUS and FM products directly in Japan, and we were dependent on Goodman to do so.

Fukuda Denshi transferred the SHONINs for our phased-array IVUS products to us on June 1, 2006. Goodman transferred the SHONINs for our rotational IVUS and FM products to us on June 30, 2008. Due to the transfer of the SHONINs, responsibility for Japanese regulatory filings and future compliance resides with us. There is a risk that the transfer of the SHONINs and regulatory responsibility will lead to disruption or lack of coordination in our ongoing compliance activities in Japan. As the holder of the SHONINs, we have the authority to import and sell those phased-array and rotational IVUS and FM products for which we have the SHONINs as well as those products for which we have obtained a NINSHO, but are subject to greater scrutiny. As such, we have to dedicate greater internal resources to direct regulatory compliance in Japan. We cannot guarantee that we will be able to adequately meet the increased regulatory responsibilities. Non-compliance with Japanese regulations may result in action to prohibit further importation and sale of our products in Japan, a significant market for our products. If we are unable to sell our phased-array and rotational IVUS and FM products in Japan, we will lose a significant part of our annual revenues, and our business will be substantially impacted.

Changes in the Japanese regulatory requirements for medical devices could impact our ability to market our products in Japan and subject us to fines, penalties or other sanctions.

In April 2005, Japan changed the law regarding medical device approvals to require that SHONINs include additional information beyond what had been required in the past, including information about manufacturing processes, shipping and raw materials used. Companies are not required by the revised law to withdraw their existing SHONINs, and the revised law states that SHONINs approved under the prior law will still be considered valid. However, importers marketing products in Japan must update their SHONINs within a five-year timeframe, and the updates are expected to include the additional information required by the revised law.

These new regulations increase the regulatory and quality assurance requirements for both our manufacturing facilities and our efforts in obtaining and maintaining regulatory approvals in Japan. While parts of the new regulations are still being defined, we expect that the new regulations may result in higher costs and delays in securing approval to market our products in Japan.

We filed new SHONIN applications for our IVUS catheters in 2009 and expect to file several new SHONIN applications for said products in 2010. We may decide to file such new SHONIN applications at a time that is deemed advantageous. This new filing will comply with the new law which encompasses design, manufacturing, shipping and quality processes. In connection with the new law and regulations, the required content of the product approval application were greatly expanded. With the existing SHONINs, we relied on Fukuda Denshi’s and Goodman’s regulatory expertise that the product approval applications appropriately reflected our devices and therefore were in compliance with the law at the time as well as the assessment regarding continuing compliance with the law over the years. We are now the MAH for our phased-array and rotational IVUS and FM products and have full responsibility for their continued legal compliance in Japan.

We cannot guarantee that the Japanese regulatory authorities will not take a different view of compliance with the existing SHONINs and conclude that because the new laws require inclusion of new information, we must cease marketing or even recall our phased-array and rotational IVUS and FM catheters until we have updated, and received approval of, our SHONIN to include the additional information required by the new law. Alternatively, the Japanese regulatory authorities could disagree with our distributor’s past conclusions and determine that we should have disclosed this information in the earlier SHONINs that were filed under prior law, and they could require us to cease marketing, recall the product, or impose other regulatory penalties. In the event that the Japanese regulatory authorities come to such a conclusion and take corrective action, our business will suffer from lost revenue, lost reputation and lost market share.

If we or our suppliers fail to comply with the FDA’s Quality System Regulation or ISO Quality Management Systems, manufacturing of our products could be negatively impacted and sales of our products could suffer.

Our manufacturing practices must be in compliance with the FDA’s 21 CFR Part 820 Quality System Regulation, or QSR, which governs the facilities, methods, controls, procedures, and records of the design, manufacture, packaging, labeling, storage, shipping, installation, and servicing of our products intended for human use. We are also subject to similar state and foreign requirements and licenses, including the MDD—93/42/EEC and the ISO 13485 Quality Management Systems, or QMS, standard applicable to medical devices. In addition, we must engage in regulatory reporting in the case of potential patient safety risks and must make available our manufacturing facilities, procedures, and records for periodic inspections and audits by governmental agencies, including the FDA, state authorities and comparable foreign agencies. If we fail to comply with the QSR, QMS, or other applicable regulations and standards, our operations could be disrupted and our manufacturing interrupted, and we may be subject to enforcement actions if our corrective and preventive actions are not adequate to ensure compliance.

Failure to take adequate corrective action in response to inspectional observations or any notice of deficiencies from a regulatory inspection or audit could result in any one or more of the following actions, including partial or total shut-down of our manufacturing operations unless and until adequate corrections are implemented, voluntary or FDA-ordered recall, FDA seizure of affected devices, court-ordered injunction or consent decree that could impose additional regulatory oversight and significant requirements and limitations on our manufacturing operations, significant fines, suspension or withdrawal of marketing clearances and approvals, and criminal prosecutions, any of which would cause our business to suffer. Furthermore, our key component suppliers may not currently be or may not continue to be in compliance with applicable regulatory requirements, which may result in manufacturing delays for our products and cause our revenue to decline.

We were inspected by the FDA in 2004, 2006, and 2009. The 2004 inspection resulted in two inspectional observations on Form FDA 483, which we promptly and adequately addressed. The 2006 inspection resulted in three inspectional observations on Form FDA 483, which we promptly and adequately addressed. The 2009 inspection resulted in one observation on Form FDA 483 which was annotated as corrected during the inspection. We believe that we have adequately completed all necessary evaluation of, and implementation of adjustments to, the affected processes. The FDA has acknowledged our responses to the audits and has indicated that the corrective actions should adequately address the inspectional observations. We are due for another FDA inspection in approximately 2011; however, the FDA has the right to make unannounced inspections of our manufacturing facility at any time. We are not aware of, nor have we received notice of, any pending investigation or regulatory deficiency.

We were audited by the European Union Notified Body in December 2005, February 2007, June 2007, October 2007, and June 2008, June 2009 and July 2009. No major nonconformities were reported in the December 2005, February 2007, October 2007, June 2008, June 2009 and July 2009 audits. As a result of the audit in June 2007, one major nonconformity was identified. A corrective action plan was submitted to, and accepted by, the European Union Notified Body. As a result, continued ISO 13485:2003 certification was granted. The certification was subject to biannual assessments until April 2008 to reassess the corrective actions. After the June 2008 audit, which resulted in no major nonconformities and nine minor nonconformities, the European Union Notified Body agreed to switch from biannual to annual audits. The June 2009 audit resulted in one minor nonconformity and the July 2009 bi-annual microbiology audit resulted in no nonconformities. The full recertification audit occurred in April 2010, which resulted in no major nonconformities and four minor nonconformities. As a result, continued ISO 13485:2003 certification was granted. The European Union Notified Body has the right to make unannounced audits of our manufacturing facility. We believe that we have taken sufficient corrective actions to address the observations and non-conformities noted by the FDA and the European Union Notified Body, but there can be no assurance that our actions in the future will satisfy the FDA, the European Union Notified Body, or other regulatory agencies. These regulatory agencies may impose additional inspections or audits at any time which may conclude that our quality system is noncompliant with applicable regulations and standards. Such findings could potentially disrupt our business, harm our reputation and adversely affect our sales.

We were audited by Japan’s Pharmaceutical & Medical Device Administration, or PMDA, in December 2009. The purpose of this audit was to evaluate the Good Manufacturing Compliance (GMP) application section of currently pending SHONIN (approval) applications for phased array and rotational IVUS products. The PMDA issued two observations as a result of the audit. The formal communication of the observations was received in January 2010. Our response to the observations was submitted to the PMDA and was subsequently accepted.

Our products may in the future be subject to product recalls or voluntary market withdrawals that could harm our reputation, business and financial results.

The FDA and similar foreign governmental authorities have the authority to require the recall of commercialized products in the event of material deficiencies or defects in design or manufacture that could affect patient safety. In the case of the FDA, the authority to require a recall must be based on an FDA finding that there is a reasonable probability that the device would cause serious adverse health consequences or death. In addition, foreign governmental bodies have the authority to require the recall of our products in the event of material deficiencies or defects in design or manufacture. Manufacturers may, under their own initiative, recall a product if any material deficiency in a device is found or suspected. A government-mandated recall or voluntary recall by us or one of our distributors could occur as a result of component failures, manufacturing errors, design or labeling defects or other issues. Recalls, which include corrections as well as removals, of any of our products would divert managerial and financial resources and could have an adverse effect on our financial condition, harm our reputation with customers, reduce our ability to achieve expected revenues, and negatively affect our stock price.

We are required to comply with medical device reporting, or MDR, requirements and must report certain malfunctions, deaths, and serious injuries associated with our products, which can result in voluntary corrective actions or agency enforcement actions.

Under the FDA MDR regulations, medical device manufacturers are required to submit information to the FDA when they receive a report or become aware that a device has or may have caused or contributed to a death or serious injury or has or may have a malfunction that would likely cause or contribute to death or serious injury if the malfunction were to recur. All manufacturers placing medical devices on the market in the European Union are legally bound to report any serious or potentially serious incidents involving devices they produce or sell to the Competent Authority in whose jurisdiction the incident occurred. Were this to happen to us, the relevant Competent Authority would file an initial report, and there would then be a further inspection or assessment if there are particular issues. This would be carried out either by the Competent Authority or it could require that the BSI, as the Notified Body, carry out the inspection or assessment.

Malfunction of our products could result in future voluntary corrective actions, such as recalls, including corrections, or customer notifications, or agency action, such as inspection or enforcement actions. Such malfunctions have been reported to us in the past. No injury to patients related to such malfunctions has been reported to us, but we can make no assurance that there will be no reports about past malfunctions or that any future malfunction would not result in harm to patients. Upon learning of the malfunctions, we have taken all actions required by law and notified the appropriate regulatory authorities, including the FDA. While we investigated each of the incidents and believe we have taken the necessary corrective and preventive actions, we cannot guarantee that similar or different malfunctions will not occur in the future. If malfunctions do occur, we cannot guarantee that we will be able to correct the malfunctions adequately or prevent further malfunctions, in which case we may need to cease manufacture and distribution of the affected devices, initiate voluntary recalls, and redesign the devices; nor can we ensure that regulatory authorities will not take actions against us, such as ordering recalls, imposing fines, or seizing the affected devices. If someone is harmed by a malfunction or by product mishandling, we may be subject to product liability claims. Any corrective action, whether voluntary or involuntary, as well as defending ourselves in a lawsuit, will require the dedication of our time and capital, distract management from operating our business, and may harm our reputation and financial results.

Failure to obtain regulatory approval in additional foreign jurisdictions will prevent us from expanding the commercialization of our products abroad.

We intend to market our products in a number of international markets. Although certain of our IVUS products have been approved for commercialization in Japan and in the European Union, in order to market our products in other foreign jurisdictions, we have had to, and will need to in the future, obtain separate regulatory approvals. The approval procedure varies among jurisdictions and can involve substantial additional testing. Approval or clearance of a device by the FDA does not ensure approval by regulatory authorities in other jurisdictions, and approval by one foreign regulatory authority does not ensure marketing authorization by regulatory authorities in other foreign jurisdictions or by the FDA. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval in addition to other risks. In addition, the time required to obtain foreign approval may differ from that required to obtain FDA approval, and we may not obtain foreign regulatory approvals on a timely basis, if at all. We may not be able to file for regulatory approvals and may not receive necessary approvals to commercialize our products in any foreign market other than in the European Union and Japan.

We may be subject to federal, state and foreign healthcare fraud and abuse laws and regulations, and a finding of failure to comply with such laws and regulations could have a material adverse effect on our business.

Our operations may be directly or indirectly affected by various broad federal, state or foreign healthcare fraud and abuse laws. These include the federal anti-kickback statute, which prohibits any person from knowingly and willfully offering, paying, soliciting or receiving remuneration, directly or indirectly, in return for or to induce the referring, ordering, leasing, purchasing or arranging for or recommending the ordering, purchasing or leasing of an item or service, for which payment may be made under federal healthcare programs, such as the Medicare and Medicaid programs. The federal anti-kickback statute, a felony statute, is very broad in scope, and many of its provisions have not been uniformly or definitively interpreted by existing case law or regulations. In addition, many states have adopted laws similar to the federal anti-kickback statute, and some of these laws are broader than that statute in that their prohibitions are not limited to items or services paid for by a federal healthcare program but, instead, apply regardless of the source of payment. Some states also have enacted laws that restrict our marketing activities with physicians, and require us to report consulting and other payments to physicians. Finally, many foreign jurisdictions have anti-bribery provisions and other restrictions on interactions with physicians and other healthcare providers. These vary by country.

Our financial relationships with healthcare providers and others who provide products or services to federal healthcare program beneficiaries or are in a position directly or indirectly to recommend or arrange for use of our products are potentially governed by the federal anti-kickback statute and similar state laws, as well as laws in foreign jurisdictions. If our past or present operations, including our consulting arrangements with physicians who use our products, are found to be in violation of these laws, we or our officers may be subject to civil or criminal penalties, including large monetary penalties, damages, fines, imprisonment and exclusion from Medicare and Medicaid program participation. In connection with their services, some physicians serve as consultants and have in the past been awarded options to purchase our common stock. As of December 31, 2009, 90,906 shares of common stock have been purchased in connection with the exercise of these options and options to purchase 27,272 shares of common stock remain outstanding, vested and exercisable. Additionally, some physicians are paid consulting fees or reimbursed for expenses. In October 2008, we received a letter from Senator Charles E. Grassley, ranking member of the U.S. Senate Committee on Finance and Senator Herb Kohl, Chairman, U.S. Senate Special Committee on Aging, requesting information regarding payments made to the Cardiovascular Research Foundation, Columbia University and certain affiliated physicians. Additionally, the letter requests information regarding the COURAGE trial. We have responded to the request. While we believe that the pending inquiry is not likely to have a material adverse effect on our business or financial condition, similar investigations by other state agencies or governmental agencies are possible, and we cannot assure you that the costs of defending or resolving those investigations or proceedings would not have a material adverse effect on our financial condition, results of operations and cash flows. If an enforcement action were to occur, our business and financial condition would be harmed.

In addition, federal and state authorities and private whistleblower plaintiffs recently have brought actions against manufacturers alleging that the manufacturers’ activities constituted aiding and abetting healthcare providers in the submission of false claims, alleging that the manufacturers themselves made false or misleading statements to the federal government, or alleging that the manufacturers improperly promoted their products for “off-label” uses not approved by the FDA. Such investigations or litigation could be time-consuming and costly to us and could divert management’s attention from operating our business, which could have a material adverse effect on our business. In addition, if our activities were found to violate federal or state false claims provisions, it could have a material adverse effect on our business and results of operations.

We do not believe that we are now subject to state or federal physician self-referral laws, but changes in federal or state legislation or regulatory interpretations could occur. Federal physician self-referral legislation (commonly known as the “Stark Law”) prohibits, subject to certain exceptions, physician referrals of Medicare and Medicaid patients to an entity providing certain “designated health services” if the physician or an immediate family member has any financial relationship with the entity. The Stark Law also prohibits the entity receiving the referral from billing any good or service furnished pursuant to an unlawful referral, and any person collecting any amounts in connection with an unlawful referral is obligated to refund such amounts. A person who engages in a scheme to circumvent the Stark Law’s referral prohibition may be fined up to $100,000 for each such arrangement or scheme. The penalties for violating the Stark Law also include civil monetary penalties of up to $15,000 per referral and possible exclusion from federal healthcare programs such as Medicare and Medicaid. Various states have corollary laws to the Stark Law, including laws that require physicians to disclose any financial interest they may have with a healthcare provider to their patients when referring patients to that provider. Both the scope of and exceptions to such laws vary from state to state. In addition, healthcare reform legislation proposed by the House and Senate would require medical device manufacturers, including us, to report and disclose a broad range of payments to physicians. Several states have adopted such reporting requirements, and additional states may adopt similar laws in the future. Voluntary industry guidelines also have been established regarding device manufacturer financial arrangements with health care professionals. There can be no assurances that such reporting and disclosure requirements will not impact our consulting arrangements or impose additional costs on our company.

We could also be subject to investigation and enforcement activity under Title II of the Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created two new federal crimes. A healthcare fraud statute prohibits knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private payors. A false statements statute prohibits knowingly and willfully falsifying, concealing, or covering up a material fact or making any materially false, fictitious, or fraudulent statement or representation in connection with the delivery of or payment for healthcare benefits, items, or services. A violation of these statutes is a felony and could result in fines, imprisonment or exclusion from government-sponsored programs. Additionally, HIPAA granted expanded enforcement authority to the Department of Health and Human Services and the U.S. Department of Justice and provided enhanced resources to support investigative and enforcement activities by governmental entities regarding fraud and abuse violations relating to healthcare delivery and payment. Legislation, the Fraud Enforcement and Recovery Act of 2009, also was enacted in 2009 that further expands the scope of False Claims Act liability, facilitates whistleblower cases, and expands federal investigative tools in fraud cases. In addition, Congress is considering further expansion of federal fraud statutes as part of its health reform legislation, although it is uncertain at this time whether such legislation will be enacted and, if so, the specific provisions that would be adopted.

We also are subject to foreign fraud and abuse laws, which vary by country. For instance, in the European Union, legislation on inducements offered to physicians and other healthcare workers or hospitals differ from country to country. Breach of the laws relating to such inducements may expose us to the imposition of criminal sanctions. It may also harm our reputation, which could in turn affect sales.

If our customers are unable to obtain coverage of or sufficient reimbursement for procedures performed with our products, it is unlikely that our products will be widely used.

Successful sales of our products will depend on the availability of adequate coverage and reimbursement from third-party payors. Healthcare providers that purchase medical devices for treatment of their patients generally rely on third-party payors to reimburse all or part of the costs and fees associated with the procedures performed with these devices. Both public and private insurance coverage and reimbursement plans are central to new product acceptance. Customers are unlikely to use our products if they do not receive reimbursement adequate to cover the cost of our products and related procedures.

To the extent we sell our products internationally, market acceptance may depend, in part, upon the availability of coverage and reimbursement within prevailing healthcare payment systems. Coverage, reimbursement, and healthcare payment systems in international markets vary significantly by country, and by region in some countries, and include both government-sponsored healthcare and private insurance. We may not obtain international reimbursement approvals in a timely manner, if at all. Our failure to receive international coverage or reimbursement approvals would negatively impact market acceptance of our products in the international markets in which those approvals are sought.

To date, our products have generally been covered as part of procedures for which reimbursement has been available. However, in the U.S., as well as in foreign countries, government-funded programs (such as Medicare and Medicaid) or private insurance programs, together commonly known as third-party payors, pay the cost of a significant portion of a patient’s medical expenses. Coverage of and reimbursement for medical technology can differ significantly from payor to payor.

All third-party coverage and reimbursement programs, whether government funded or insured commercially, whether inside the U.S. or outside, are developing increasingly sophisticated methods of controlling healthcare costs, through such mechanisms as limitations on covered items and services, prospective reimbursement, capitated payments, bundling of reimbursement for multiple services into a single payment, comparative effectiveness reviews, group purchasing, redesign of benefits, second opinions required prior to major surgery, careful review of bills, encouragement of healthier lifestyles and exploration of more cost-effective methods of delivering healthcare. Cost-containment programs adopted by third-party payers, including legislative and regulatory changes to coverage and reimbursement policies, could potentially limit the amount which healthcare providers are willing to pay for medical devices, which could adversely impact our business.

We believe that future coverage of and reimbursement for our products may be subject to increased restrictions both in the U.S. and in international markets. Third-party reimbursement and coverage for our products may not be available or adequate in either the U.S. or international markets. Future legislation, regulations, coverage or reimbursement policies adopted by third-party payors may adversely affect the growth of the IVUS and FM markets, reduce the demand for our existing products or our products currently under development, and limit our ability to sell our products on a profitable basis.

We may be subject to health information privacy and security standards that include penalties for noncompliance.

The HIPAA statute and implementation regulations impose stringent requirements on covered entities to safeguard the privacy and security of individually-identifiable health information. Certain of our operations may be subject to these requirements, and we believe we are in compliance with the applicable standards. Penalties for noncompliance with these rules include both criminal and civil penalties. In addition, the Health Information Technology for Economic and Clinical Health Act, or HITECH Act, included in the American Recovery and Reinvestment Act of 2009, expanded federal health information privacy and security protections, including notification requirements for health data security breaches. Regulations to enforce the HITECH Act health information provisions were issued in October 2009. We cannot determine at this time the impact of the new policies on our operations.

Compliance with environmental laws and regulations could be expensive, and failure to comply with these laws and regulations could subject us to significant liability.

We use hazardous materials in our research and development and manufacturing processes. We are subject to federal, state and local regulations governing use, storage, handling and disposal of these materials and associated waste products. We are currently licensed to handle such materials, but there can be no assurance that we will be able to retain these licenses in the future or obtain licenses under new regulations if and when they are required by governing authorities. Although we believe our procedures for use, storage, handling and disposing of these materials comply with legally prescribed standards, we cannot completely eliminate the risk of contamination or injury resulting from hazardous materials, and we may incur liability as a result of any such contamination or injury. In the event of an accident, we could be held liable for damages or penalized with fines, and the liability could exceed our resources and any applicable insurance. We have also incurred and may continue to incur expenses related to compliance with environmental laws. Such future expenses or liability could have a significant negative impact on our business, financial condition and results of operations. Further, we cannot assure that the cost of compliance with these laws and regulations will not materially increase in the future. We may also incur expenses related to ensuring that our operations comply with environmental laws related to our operations, and those of prior owners or operators of our properties, at current or former manufacturing sites where operations have previously resulted in spills, discharges or other releases of hazardous substances into the environment. The U.S. environmental laws which we believe are, or may be, applicable include the Resource Conservation and Recovery Act, or RCRA, as amended by the Hazardous and Solid Waste Amendments of 1984 and the Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA. These laws regulate the management and disposal of wastes, provide for the investigation and remediation of contaminated land and groundwater resources and establish a pollution prevention program. In addition, various states have implemented environmental protection laws which are the counterparts of CERCLA and/or RCRA in the jurisdiction where the Company had or maintains facilities (e.g. California). These laws may give rise to liability (including strict liability, or liability without fault, and cleanup responsibility) to governmental entities or private parties under these federal, state or local environmental laws, as well as under common law. For example, we could be held strictly liable under CERCLA for contamination of property that we currently or formerly owned or operated without regard to fault or whether our actions were in compliance with law at the time. Our liability could also increase if other responsible parties, including prior owners or operators of our facilities, fail to complete their clean-up obligations or satisfy indemnification obligations to us.

The European Union has enacted two linked environmental measures, the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment, or RoHS, and the Waste Electrical and Electronic

Equipment, or WEEE, directives. The RoHS directive prohibits the use of certain levels of six substances, including lead, mercury, cadmium and hexavalent chromium, in specified products placed on the market after July 1, 2006. Currently, the RoHS directive does not cover medical devices but it is possible that it may be amended to include such products and it is open to member states of the European Union to extend within their particular jurisdiction the list of products covered by the directive. In anticipation of a relevant directive amendment or an extension in individual member states, and under the company’s environmental policy, the company is working to ensure its compliance with the requirements of directive and that may involve incurring substantial costs to change our manufacturing processes, redesign or reformulate, and obtain substitute components for our products. We may also incur significant inventory write-downs if certain components held in inventory become unusable because they are not RoHS-compliant. If we fail to ensure RoHS compliance for certain products in the event of relevant changes in the law, we will not be able to offer our products within the European Union and if in breach we may be subject to civil or criminal liabilities.

The WEEE directive obligates parties that place electrical and electronic equipment onto the market in the European Union to clearly mark the equipment, register with and report to European Union regulators regarding distribution of the equipment, and provide a mechanism to recover and properly dispose of the equipment. The directive covers medical devices. We believe that our procedures in the European Union comply with the provisions of the WEEE directive. Compliance involves incurring ongoing expenses and those expenses could increase if compliance with the directive become more onerous. Penalties for failure to comply with the WEEE Directive differ across the European Union and come under two headings: failure to register and non-compliance. Those failing to register generally are subject to a fine and non-compliant products are either blocked or taken off the market.

The European Union has also enacted the Registration, Evaluation, Authorisation & Restriction of Chemicals, or REACH, directive which requires registration with and notification to the European Chemicals Agency and the provision of information to customers if products placed on the market in the European Union exceed criteria related to the weight and release rate of certain chemicals. The products we produce and import into the European Union currently do not exceed these limits. Should the criteria change, we would incur additional costs in ensuring compliance.

The use, misuse or off-label use of our products may result in injuries that could lead to product liability suits, which could be costly to our business.

Our currently marketed products have been cleared by the FDA for particular indications for the qualitative and quantitative evaluation of the coronary and peripheral vasculature. Our products are also CE marked, licensed in Canada, have approvals in Japan, as well as regulatory approvals in many other countries around the world for specific indications for use. There may be increased risk of injury if physicians attempt to use our products in procedures outside of those indications cleared for use, known as off-label use. Our sales force is trained according to company policy not to promote our products for off-label uses, and in our instructions for use in all markets we specify that our products are not intended for use outside of those indications cleared for use. However, we cannot prevent a physician from using our products for off-label applications. Our catheters and guide wires are intended to be single-procedure products. In spite of clear labeling and instructions against reuse, we are aware that certain physicians have elected to reuse our products. Reuse of our catheters and guide wires may increase the risk of product liability claims. Reuse may also subject the party reusing the product to regulatory authority inspection and enforcement action. Physicians may also misuse our product if they are not adequately trained, potentially leading to injury and an increased risk of product liability. If our products are defectively designed, manufactured or labeled, contain defective components or are misused, we may become subject to costly litigation by our customers or their patients. Product liability claims could divert management’s attention from our core business, be expensive to defend and result in sizable damage awards against us.

Risks Related to Our Intellectual Property and Potential Litigation

Our ability to protect our intellectual property and proprietary technology through patents and other means is uncertain.

Our success depends significantly on our ability to protect our intellectual property and proprietary technologies. Our policy is to obtain and protect our intellectual property rights. We rely on patent protection, as well as a combination of copyright, trade secret and trademark laws, and nondisclosure, confidentiality and other contractual restrictions to protect our proprietary technology. However, these legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep any competitive advantage. Our pending U.S. and foreign patent applications may not issue as patents or may not issue in a form that will be advantageous to us. Among other reasons, for example, the U.S. Supreme Court and other courts have issued and continue to issue opinions that may affect the scope of or whether we will be able to obtain patent protection. Any patents we have obtained or will obtain may be challenged by re-examination, opposition or other administrative proceeding, or in litigation. Such challenges could result in a determination that the patent is invalid. In addition, competitors may be able to design alternative methods or devices that avoid infringement of our patents. To the extent our intellectual property protection offers inadequate protection, or is found to be invalid, we are exposed to a greater risk of direct competition. If our intellectual property does not provide adequate protection against our competitors’ products, our competitive position could be adversely affected, as could our business. Both the patent application process and the process of managing patent disputes can be time consuming and expensive. Furthermore, the laws of some foreign countries may not protect our intellectual property rights to the same extent as do the laws of the U.S.

In addition to pursuing patents on our technology, we have taken steps to protect our intellectual property and proprietary technology by entering into confidentiality agreements and intellectual property assignment agreements with our employees, consultants, corporate partners and, when needed, our advisors. Such agreements may not be enforceable or may not provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements, and we may not be able to prevent such unauthorized disclosure. Monitoring unauthorized disclosure is difficult, and we do not know whether the steps we have taken to prevent such disclosure are, or will be, adequate.

In the event a competitor infringes upon our patent or other intellectual property rights, litigation to enforce our intellectual property rights or to defend our patents against challenge, even if successful, could be expensive and time consuming and could require significant time and attention from our management. We may not have sufficient resources to enforce our intellectual property rights or to defend our patents against challenges from others.

The medical device industry is characterized by patent litigation, and we could become subject to litigation that could be costly, result in the diversion of our management’s time and efforts, require us to pay damages or prevent us from selling our products.

The medical device industry is characterized by extensive litigation and administrative proceedings over patent and other intellectual property rights. Whether or not a product infringes a patent involves complex legal and factual issues, the determination of which is often uncertain. Our competitors may assert that they own U.S. or foreign patents containing claims that cover our products, their components or the methods we employ in the manufacture or use of our products. In addition, we may become a party to an interference proceeding declared by the U.S. Patent and Trademark Office to determine the priority of invention. Because patent applications can take many years to issue and in many instances at least 18 months to publish, there may be applications now pending of which we are unaware, which may later result in issued patents that contain claims that cover our products. There could also be existing patents, of which we are unaware, that contain claims that cover one or more components of our products. As the number of participants in our industry increases, the possibility of patent infringement claims against us also increases.

Any interference proceeding, litigation or other assertion of claims against us may cause us to incur substantial costs, could place a significant strain on our financial resources, divert the attention of our management from our core business and harm our reputation. If the relevant patents were upheld as valid and enforceable and we were found to be infringing, we could be required to pay substantial damages and/or royalties and could be prevented from selling our products unless we could obtain a license or were able to redesign our products to avoid infringement. Any such license may not be available on reasonable terms, if at all. If we fail to obtain any required licenses or make any necessary changes to our products or technologies, we may be unable to make, use, sell or otherwise commercialize one or more of our products in the affected country. In addition, if we are found to infringe willfully, we could be required to pay treble damages and attorney fees, among other penalties.

We expect to enter new product fields, such as IVUS guided therapies, FL.IVUS, and OCT imaging, in the future. Entering such additional fields may subject us to claims of infringement. Defending any infringement claims would be expensive and time consuming.

We are aware of certain third-party U.S. patents in these fields. We do not have licenses to these patents nor do we believe that such licenses are required to develop, commercialize or sell our products in these areas. However, the owners of these patents may initiate a lawsuit alleging infringement of one or more of these or other patents. If they do, we may be required to incur substantial costs related to patent litigation, which could place a significant strain on our financial resources and divert the attention of management from our business and harm our reputation. Adverse determinations in such litigation could cause us to redesign or prevent us from manufacturing or selling our products in these areas, which would have an adverse effect on our business by limiting our ability to generate revenues through the sale of these products.

From time to time in the ordinary course of business, we receive letters from third parties advising us of third-party patents that may relate to our business. The letters do not explicitly seek any particular action or relief from us. Although these letters do not threaten legal action, these letters may be deemed to put us on notice that continued operation of our business might infringe intellectual property rights of third parties. We do not believe we are infringing any such third-party rights, and we are unaware of any litigation or other proceedings having been commenced against us asserting such infringement. We cannot assure you that such litigation or other proceedings may not be commenced against us in the future.

Our rights to a worldwide license of certain IVUS patents owned or licensed by Boston Scientific may be challenged.

The marketing and sale of our current rotational IVUS catheters and pullback products depend on a license for IVUS-related patents owned or licensed by Boston Scientific. Boston Scientific was required to transfer the related intellectual property rights pursuant to a 1995 order of the federal Trade Commission. We obtained rights to the license in 2003 through our former wholly-owned subsidiary, Pacific Rim Medical Ventures, which merged into us on December 30, 2004. In the event Boston Scientific disputes our rights to the license or seeks to terminate the license, we may be required to expend significant time and resources defending our rights. An adverse determination could cause us to redesign or prevent us from manufacturing or selling our rotational IVUS catheters and pullback products, which would have an adverse effect on our business. Additionally, in the event that the chain of title from the 1995 transfer of rights from Boston Scientific through the 2003 transfer to us is successfully challenged, we may have fewer rights to the technology than our business requires which will negatively impact our ability to continue our development of rotational IVUS catheters and pullback products or subject us to disputes with Boston Scientific or others with respect to the incorporation of this intellectual property into our products.

Our VH IVUS business depends on a license from The Cleveland Clinic Foundation, the loss of which would severely impact our business.

The marketing and sale of our VH IVUS functionality for IVUS depends on an exclusive license to patents owned by The Cleveland Clinic Foundation, the license to which we obtained in April 2002. We are aware that maintenance of the license depends upon certain provisions being met by us including payment of royalties, commercialization of the licensed technology and obtaining regulatory clearances or approvals. If The Cleveland Clinic Foundation were to claim that we committed a material breach or default of these provisions and we were not able to cure such breach or default, The Cleveland Clinic Foundation would have a right to terminate the agreement. The loss of the rights granted under the agreement could require us to redesign our VH IVUS functionality or prevent us from manufacturing or selling our IVUS products containing VH IVUS in countries covered by these patents. In addition, our exclusive license shall become non-exclusive if we fail to obtain regulatory clearances or approvals to commercialize the licensed technology within a proscribed time period. The cost of redesigning or an inability to sell our VH IVUS products would have a negative impact on our ability to grow our business and may cause a drop in our stock price.

Risks Related to Our Common Stock

We expect that the price of our common stock will fluctuate substantially.

The market price of our common stock could be subject to significant fluctuation. Factors that could cause volatility in the market price of our common stock include the following:

•	changes in earnings estimates, investors’ perceptions, recommendations by securities analysts or our failure to achieve analysts’ earnings estimates;

•	quarterly variations in our or our competitors’ results of operations;

•	changes in governmental regulations or in the status of our regulatory clearance or approvals;

•	changes in availability of third-party reimbursement in the U.S. or other countries;

•	the announcement of new products or product enhancements by us or our competitors;

•	the announcement of an acquisition or other business combination or strategic transaction;

•	announcements related to patents issued to us or our competitors;

•	the announcement of pending or threatened litigation;

•	sales of large blocks of our common stock, including sales by our executive officers and directors; and

•	general market and economic conditions and other factors unrelated to our operating performance or the operating performance of our competitors.

These factors may materially and adversely affect the market price of our common stock.

Additional equity issuances or a sale of a substantial number of shares of our common stock may cause the price of our common stock to decline.

As of March 31, 2010, the holders of a significant number of shares of our common stock may require us, subject to certain conditions, to file a registration statement covering those shares. If any of these stockholders cause a large number of securities to be sold in the public market, the sales could reduce our stock price. In addition, sales of these shares could make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate. Because we may need to raise additional capital in the future to continue to expand our business and develop new products, among other things, we may conduct additional equity offerings. These future equity issuances, together with any additional shares issued or issuable in connection with past or any future acquisitions, would result in further dilution to investors. In particular, under the terms of the merger agreement with CardioSpectra, we have agreed to make additional payments of up to an aggregate of $38 million in the event certain milestones set forth in the merger agreement are achieved. The milestone payments would be payable, at the sole discretion of Volcano, in cash, shares of Volcano common stock, or a combination of both. The first milestone payments were made to the former CardioSpectra stockholders in January 2010 in the form of 609,360 shares of Volcano common stock and $531,000 of cash. Such shares are transferable in accordance with certain volume, notice and manner of sale restrictions under Rule 144 of the Securities Act of 1933. In addition, we have agreed to file, within 60 days after the first date on which Volcano issues any milestone shares, a registration statement with the Securities and Exchange Commission registering those shares for resale.

No prediction can be made regarding the number of shares of our common stock that may be issued or the effect that the future sales of shares of our common stock will have on the market price of our shares.

Our directors, officers and principal stockholders have significant voting power and may take actions that may not be in the best interests of our other stockholders.

As of December 31, 2009, our directors, officers and principal stockholders each holding more than 5% of our common stock collectively controlled a majority of our outstanding common stock. To the extent our directors, officers and principal stockholders continue to hold a majority of our outstanding common stock, these stockholders, if they act together, would be able to exert significant influence over the management and affairs of our company and most matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control, might adversely affect the market price of our common stock and may not be in the best interests of our other stockholders.

Anti-takeover provisions in our amended and restated certificate of incorporation and bylaws and Delaware law could discourage a takeover.

Our amended and restated certificate of incorporation and bylaws and Delaware law contain provisions that might enable our management to resist a takeover. These provisions include:

•	a classified board of directors;

•	advance notice requirements to stockholders for matters to be brought at stockholder meetings;

•	a supermajority stockholder vote requirement for amending certain provisions of our amended and restated certificate of incorporation and bylaws; and

•	the right to issue preferred stock without stockholder approval, which could be used to dilute the stock ownership of a potential hostile acquirer.

We are also subject to the provisions of Section 203 of the Delaware General Corporation Law that, in general, prohibit any business combination or merger with a beneficial owner of 15% or more of our common stock unless the holder’s acquisition of our stock was approved in advance by our board of directors. These provisions might discourage, delay or prevent a change in control of our company or a change in our management. The existence of these provisions could adversely affect the voting power of holders of common stock and limit the price that investors might be willing to pay in the future for shares of our common stock.

We have adopted a stockholder rights plan that may discourage, delay or prevent a change of control and make any future unsolicited acquisition attempt more difficult. Under the rights plan:

•

the rights will become exercisable only upon the occurrence of certain events specified in the plan, including the acquisition of 20% of our outstanding common stock by a person or group, with limited exceptions;

•	each right will entitle the holder, other than an acquiring person, to acquire shares of our common stock at a discount to the then prevailing market price;

•	our board of directors may redeem outstanding rights at any time prior to a person becoming an acquiring person at a minimal price per right; and

•	prior to a person becoming an acquiring person, the terms of the rights may be amended by our board of directors without the approval of the holders of the rights.

We have not paid dividends in the past and do not expect to pay dividends in the future.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all future earnings for the operation and expansion of our business and, therefore, do not anticipate declaring or paying cash dividends in the foreseeable future. The payment of dividends will be at the discretion of our board of directors and will depend on our results of operations, capital requirements, financial condition, prospects, contractual arrangements, any limitations on payments of dividends present in our current and future debt agreements, and other factors our board of directors may deem relevant. If we do not pay dividends, a return on your investment will only occur if our stock price appreciates.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the information that we incorporate by reference, contains various forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “anticipates,” “believes,” “continues” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should,” “could,” “will,” or the negative of these terms or other comparable terminology. These forward-looking statements may also use different phrases. Discussions containing these forward-looking statements may be found, among other places, in “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference from our most recent annual report on Form 10-K, as well as any amendments thereto reflected in subsequent filings with the SEC. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. Forward-looking statements include, but are not limited to, statements about:

•	our intentions, beliefs and expectations regarding our expenses, sales, operations and future financial performance;

•	our operating results;

•	our plans for future products and enhancements of existing products;

•	anticipated growth and trends in our business;

•	the timing and success of our clinical trials and regulatory submissions;

•	our belief that our cash and cash equivalents and short-term available-for-sale investments will be sufficient to satisfy our anticipated cash requirements;

•	our operating results;

•	our expectations regarding our revenues and customers;

•	our distributors and statements regarding market penetration and expansion efforts; and

•	our anticipated trends and challenges in the markets in which we operate.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. We discuss many of these risks, uncertainties and other important factors in greater detail under the heading “Risk Factors” contained in this prospectus, and in our most recent annual report on Form 10-K, as well as any amendments thereto reflected in subsequent filings with the SEC. Because the factors referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any forward-looking statements. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and, except as required by law, we undertake no obligation to publicly revise our forward-looking statements to reflect events or circumstances that arise after the date of this prospectus or the date of documents incorporated by reference in this prospectus that include forward-looking statements. You should read this prospectus and the documents that we reference and have filed as exhibits to the registration statement of which this prospectus is a part with the understanding that we cannot guarantee future results, levels of activity, performance or achievements.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders pursuant to this prospectus.

SELLING STOCKHOLDERS

On January 7, 2010, we issued an aggregate of 609,360 shares of common stock pursuant to that certain Agreement and Plan of Merger (“Merger Agreement”), dated December 7, 2007, among Volcano Corporation, Corazon Acquisition Inc., a Texas corporation and wholly owned subsidiary of Volcano Corporation, CardioSpectra, Inc. (“CardioSpectra”), a Texas corporation, and Christopher E. Banas and Paul Castella, as the shareholders’ representatives, to former equity holders of CardioSpectra in connection with the achievement of the first milestone under the Merger Agreement. Certain of such former equity holders of CardioSpectra are included herein as selling stockholders.

The number of shares of common stock being registered hereunder is comprised of (i) 153,038 shares (the “Initial Tranche Shares”) issued to the selling stockholders on January 7, 2010 pursuant to the Merger Agreement and (ii) 1,095,631 additional shares (the “Additional Shares”) which may be issued to the selling stockholders assuming (a) the achievement of all remaining performance milestones set forth in the Merger Agreement, (b) we elect to pay all future milestone consideration in shares of our common stock, and (c) the per share price used to calculate the number of shares of our common stock to be issued is $17.18, which is the same per share price used to calculate the number of Initial Tranche Shares issued to the selling stockholders. We refer to these assumptions in the footnotes to the following table as the “milestone assumptions.” The Additional Shares have not been earned and are not currently outstanding. The actual number of Additional Shares issued to the selling stockholders could be materially greater or less than 1,095,631 shares of common stock depending whether and to what extent the future performance milestones are met and/or the actual average closing price of our common stock at the time such milestones are achieved. This presentation is not intended to constitute an indication or prediction of whether any of the future milestones will be achieved, our election to pay the milestone consideration in cash or common stock or the future market price of our common stock.

Pursuant to Section 11.1 of the Merger Agreement regarding registration rights related to the shares issued as milestone consideration pursuant to the Merger Agreement, we agreed to file a registration statement of which this prospectus is a part with the SEC to register the sale or other disposition of the shares of our common stock we issued or may issue to the selling stockholders as milestone consideration, and to keep the registration statement continuously effective until the earlier of (i) the date on which each selling stockholder is able to dispose of all their shares in any 90 day period pursuant to Rule 144 and without the requirement to be in compliance with any current public information requirements under Rule 144 under the Securities Act or any other rule of similar effect or (ii) the date on which all of the shares have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect.

The following table sets forth:

•	the name of each selling stockholder;

•	the number of shares of our common stock owned by each such selling stockholder prior to this offering;

•	the number of shares of our common stock being offered pursuant to this prospectus; and

•	the number of shares of our common stock to be owned upon completion of this offering, assuming all such shares are sold.

This table is prepared based on information supplied to us by the selling stockholders and reflects holdings as of February 3, 2010. As used in this prospectus, the term “selling stockholder” includes each of the selling stockholders listed below, and any donees, pledges, transferees or other successors in interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, or other non-sale related transfer. The number of shares in the column “Shares Being Offered” represents all of the shares that a selling stockholder may offer under this prospectus. The selling stockholder may sell some, all or none of its shares. We do not know how long the selling stockholders will hold the shares before selling them, and we currently have no agreements, arrangements or understandings with the selling stockholders regarding the sale of any of the shares.

Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Exchange Act of 1934, as amended. The percentage of shares beneficially owned prior to the offering is based on 49,514,224 shares of our common stock actually outstanding as of February 3, 2010, including the shares of our common stock issued to the selling stockholders.

Except as otherwise noted below, the address for each person or entity listed in the table is c/o Christopher E. Banas and Paul Castella, as the shareholders’ representatives, 75 Rounds Road, Box 8588, Breckenridge, Colorado 80424.

	Shares of Common Stock Beneficially Owned Prior to Offering		Shares Being Offered	Shares of Common Stock Beneficially Owned After Offering
Security Holder	Number	Percent	Number	Number	Percent
Christopher E. Banas(1)	113,894	*	113,894	—	*
CB Tech Ventures, LLC(2)	50,073	*	50,073	—	*
Luis F. Angel, M.D.(3)	11,388	*	11,388	—	*
Joseph H. Taber(4)	6,363	*	5,692	671	*
Barshop HTV Partnership(5)	41,894	*	41,894	—	*
Barshop Ventures LLC(6)	59,731	*	59,731	—	*
Roy L. White(7)	51,141	*	51,141	—	*
Whitney Elizabeth Solcher Trust(8)	23,405	*	23,405	—	*
Robert R. Lende(9)	29,941	*	29,941	—	*
Stephen C. Hall(10)	9,979	*	9,979	—	*
Joseph P. Piercy(11)	3,794	*	3,794	—	*
Alexander P. Wood(12)	7,591	*	7,591	—	*
John E. Campion(13)	6,735	*	6,735	—	*
Silbiano V. Gonzales(14)	5,692	*	5,692	—	*
Larry D. Dick, Jr.(15)	4,598	*	1,895	2,703	*
Oscar L. Caton(16)	3,955	*	3,794	161	*
James F. Traa, II(17)	25,570	*	25,570	—	*
Roman V. Kuranov(18)	3,794	*	3,794	—	*
Joe M. Miller(19)	54,731	*	54,731	—	*
Ian Clements(20)	19,958	*	19,958	—	*
Daniel D. Sims(21)	13,692	*	5,692	8,000	*
Health Consultancy Overseas S.A.(22)	11,388	*	11,388	—	*
TOBO Investments, Ltd.(23)	49,899	*	49,899	—	*
Steven R. Bailey(24)	21,670	*	21,456	214	*
Scientific Health Development Ltd.(25)	279,642	*	279,642	—	*
Frank C. Bagatta(26)	43,086	*	43,086	—	*
Hugo F. Londero(27)	1,350	*	1,350	—	*
Fred B. Dinger, III(28)	30,874	*	30,874	—	*
UT Board of Regents(29)	159,156	*	84,259	74,897	*
Stuart Fitts(30)	59,841	*	59,841	—	*
Giulio Guagliumi(31)	16,227	*	16,227	—	*
Samson Investments, LP(32)	52,150	*	52,150	—	*
Paul Castella(33)	62,113	*	62,113	—	*

*	Represents less than 1%.
(1)	Consists of 32,756 shares received January 7, 2010, and, based on the milestone assumptions, 81,138 additional shares to be received.
(2)	Consists of 14,401 shares received January 7, 2010, and, based on the milestone assumptions, 35,672 additional shares to be received. Christopher E. Banas is the sole member of CB Tech Ventures, LLC. Christopher E. Banas has sole voting and investment power.
(3)	Consists of 3,275 shares received January 7, 2010, and, based on the milestone assumptions, 8,113 additional shares to be received.
(4)	Consists of 6,363 shares, including 2,308 shares received January 7, 2010, and, based on the milestone assumptions, 4,055 additional shares to be received.
(5)	Consists of 3,500 shares received January 7, 2010, and, based on the milestone assumptions, 38,394 additional shares to be received. Bruce B. Barshop has sole voting and investment power and Barshop HTV Partnership is located at 900 Isom Road Suite 300 San Antonio, Texas 98216.
(6)	Consists of 17,179 shares received January 7, 2010, and, based on the milestone assumptions, 42,552 additional shares to be received. Barshop HTV Partnership is the beneficial owner of Barshop Ventures, LLC. Bruce B. Barshop has sole voting and investment power and the entities are located at 900 Isom Road Suite 300 San Antonio, Texas 98216.
(7)	Consists of 8,589 shares received January 7, 2010, and, based on the milestone assumptions, 42,552 additional shares to be received.
(8)	Consists of 3,169 shares received January 7, 2010, and, based on the milestone assumptions, 20,236 additional shares to be received. These shares are beneficially held by Whitney E. Solcher as trustee of the Whitney Elizabeth Solcher Trust.
(9)	Consists of 8,611 shares received January 7, 2010, and, based on the milestone assumptions, 21,330 additional shares to be received.
(10)	Consists of 2,870 shares received January 7, 2010, and, based on the milestone assumptions, 7,109 additional shares to be received.
(11)	Consists of 1,091 shares received January 7, 2010, and, based on the milestone assumptions, 2,703 additional shares to be received.
(12)	Consists of 2,183 shares received January 7, 2010, and, based on the milestone assumptions, 5,408 additional shares to be received.
(13)	Consists of 1,937 shares received January 7, 2010, and, based on the milestone assumptions, 4,798 additional shares to be received.
(14)	Consists of 1,637 shares received January 7, 2010, and, based on the milestone assumptions, 4,055 additional shares to be received.
(15)	Consists of 4,598 shares, including 545 shares received January 7, 2010, and, based on the milestone assumptions, 1,350 additional shares to be received, and 2,000 shares that Mr. Dick has the right to acquire within 60 days of February 3, 2010 through the exercise of stock options.
(16)	Consists of 3,955 shares, including 1,091 shares received January 7, 2010, and, based on the milestone assumptions, 2,703 additional shares to be received.
(17)	Consists of 4,294 shares received January 7, 2010, and, based on the milestone assumptions, 21,276 additional shares to be received.
(18)	Consists of 1,091 shares received January 7, 2010, and, based on the milestone assumptions, 2,703 additional shares to be received.
(19)	Consists of 12,179 shares received January 7, 2010, and, based on the milestone assumptions, 42,552 additional shares to be received.
(20)	Consists of 5,740 shares received January 7, 2010, and, based on the milestone assumptions, 14,218 additional shares to be received.
(21)	Consists of 13,692 shares, including 1,637 shares received January 7, 2010, and, based on the milestone assumptions, 4,055 additional shares to be received, and 8,000 shares of common stock that Mr. Sims has the right to acquire within 60 days of February 3, 2010 through the exercise of stock options.

(22)	Consists of 3,275 shares received January 7, 2010, and, based on the milestone assumptions, 8,113 additional shares to be received. Alex Abizaid, M.D. is the beneficial owner of the shares held by Health Consultancy Overseas S.A. Alex Abizaid has sole voting and investment power.
(23)	Consists of 14,351 shares received January 7, 2010, and, based on the milestone assumptions, 35,548 additional shares to be received. TOTO Management, LLC is the general partner of TOBO Investments, Ltd. Charles Martin Wender is the President of TOTO Management, LLC, which is located at 11745 Mill Rock Road San Antonio, Texas 78230. Rene Lynn Wender, as secretary and treasurer, and Charles Martin Wender have shared voting and investment power.
(24)	Consists of 21,670, including 21,456 shares to be received, based on the milestone assumptions.
(25)	Consists of 279,642 shares to be received, based on the milestone assumptions. Carter Meyer, as chief executive officer, and Philip Romano and Stuart Fitts, as general partners of Scientific Health Development Ltd., have share voting and investment power. Scientific Health Development Ltd. is located at 2305 Cedar Springs Road Suite 240 Dallas, Texas 75201.
(26)	Consists of 43,086 shares to be received, based on the milestone assumptions.
(27)	Consists of 1,350 shares to be received, based on the milestone assumptions.
(28)	Consists of 30,874 shares to be received, based on the milestone assumptions.
(29)	Consists of 159,156 shares, including 84,259 shares to be received, based on the milestone assumptions. Debbie Childers is manager of the portfolio accounting and operations department with the University of Texas Investment Management Company for the UT Board of Regents, which is located at 401 Congress Ave., Suite 2800 Austin, Texas 78701.
(30)	Consists of 6,000 shares received January 7, 2010, and, based on the milestone assumptions, 53,841 additional shares to be received.
(31)	Consists of 16,227 shares to be received, based on the milestone assumptions.
(32)	Consists of 52,150 shares to be received, based on the milestone assumptions. Phillip J. Romano is general partner of Samson Investments, LP and has sole voting and investment power. Samson Investments, LP is located at 5930 Royal Lane Suite E-123 Dallas, Texas 75230.
(33)	Consists of 62,113 shares to be received, based on the milestone assumptions. Paul Castella has sole voting and investment power.

PLAN OF DISTRIBUTION

We are registering the shares of common stock issued or that may be issued to the selling stockholders to permit the resale of these shares of common stock by the holders of the shares of common stock from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

Each selling stockholder of the common stock and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock covered hereby on The NASDAQ Global Select Market or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or negotiated prices. A selling stockholder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker dealer solicits purchasers;

•	block trades in which the broker dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker dealer as principal and resale by the broker dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	in transactions through broker dealers that agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker dealers engaged by the selling stockholders may arrange for other brokers dealers to participate in sales. Broker dealers may receive commissions or discounts from the selling stockholders (or, if any broker dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with Financial Industry Regulatory Authority (“FINRA”) Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with FINRA IM-2440-1.

In connection with the sale of the common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of the common stock short and deliver these securities to close out their short positions or to return borrowed shares in connection with such short sales, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). Notwithstanding the foregoing, the selling stockholders have been advised that they may not use shares registered on this registration statement to cover short sales of our common stock made prior to the date the registration statement, of which this prospectus forms a part, has been declared effective by the SEC.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act and may be subject to certain statutory liabilities of, including but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act. Each selling stockholder has informed us that it is not a registered broker-dealer and does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common stock. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).

Pursuant to the Merger Agreement, if the actual number of shares issued in respect of milestones achieved exceeds the number of shares registered under the registration statement, we will use commercially reasonable efforts to file, within sixty (60) days after we have notice that the shares to be issued in respect of milestones achieved exceeds the number of shares registered under the registration statement, an amendment to the registration statement or file a new registration statement on any appropriate form under the Securities Act of all such excess shares. We are required to pay certain fees and expenses incurred by us incident to the registration of the shares.

The selling stockholders will be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder unless an exemption therefrom is available.

The selling stockholders have advised us that there is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholders.

We agreed to keep this prospectus effective and to comply with the provisions of the Securities Act with respect to the offer of our shares covered by this prospectus until the sale of the shares registered thereby or until all such shares may be continuously sold by each selling shareholder named therein within a 90 day period under Rule 144 under the Securities Act.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the registration statement of which this prospectus forms a part.

Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

LEGAL MATTERS

The validity of the securities being offered hereby will be passed upon by Cooley Godward Kronish LLP, Palo Alto, California.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2009, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file electronically with the SEC our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended. We make available on or through our website, free of charge, copies of these reports as soon as reasonably practicable after we electronically file or furnish it to the SEC. You can also request copies of such documents by contacting our Investor Relations Department at (800) 228-4728. You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including Volcano Corporation. The SEC’s Internet site can be found at http://www.sec.gov.

INFORMATION INCORPORATED BY REFERENCE

We incorporate by reference into this prospectus the documents listed below and any future filings (other than current reports furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits filed on such form that are related to such items) we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, including any filings after the date of the filing of this Registration Statement and prior to the effectiveness of this Registration Statement as well as after the date of this prospectus but before the end of any offering made under this prospectus. Information in such future filings updates and supplements the information provided in this prospectus. Any statements in any such future filings will automatically be deemed to modify and supersede any information in any document we previously filed with the SEC that is incorporated or deemed to be incorporated herein by reference to the extent that statements in the later filed document modify or replace such earlier statements. The SEC file number for the documents incorporated by reference in this prospectus is 000-52045. We incorporate by reference the following information that has been filed with the SEC:

•	our current report on Form 8-K filed with the SEC on January 4, 2010;

•	our current report on Form 8-K filed with the SEC on January 26, 2010;

•	our current report on Form 8-K filed with the SEC on February 5, 2010;

•	our current report on Form 8-K filed with the SEC on February 11, 2010;

•	our current report on Form 8-K filed with the SEC on April 9, 2010;

•	our current report on Form 8-K filed with the SEC on April 12, 2010;

•	our current report on Form 8-K filed with the SEC on May 13, 2010;

•	our annual report on Form 10-K for the year ended December 31, 2009 filed with the SEC on March 5, 2010;

•	our current report on Form 10-Q filed with the SEC on May 7, 2010;

•

the description of our common stock and rights to purchase Series A junior participating preferred stock set forth under the caption “Description of Registrant’s Securities to be Registered” in our registration statement on Form 8-A, filed with the SEC on June 12, 2006, including any amendments or reports filed for the purpose of updating such description.

Any information in any of the foregoing documents will automatically be deemed to be modified or superseded to the extent that information in this prospectus or in a later filed document that is incorporated or deemed to be incorporated herein by reference modifies or replaces such information.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, without charge upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus but not delivered with the prospectus, including exhibits which are specifically incorporated by reference into such documents. Requests should be directed to: Investor Relations, Volcano Corporation, 3661 Valley Centre Drive, Suite 200, San Diego California 92130, telephone: (800) 228-4728.

PART II.

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

The following table sets forth the estimated costs and expenses payable by the registrant in connection with the common stock being registered. The selling stockholders will not bear any portion of such expenses. All the amounts shown are estimates, except for the SEC registration fee.

SEC Registration Fee	$1,859
Accounting Fees and Expenses	5,000
Legal Fees and Expenses	75,000
Printing and Miscellaneous Expenses	5,000

Total	$86,859

Item 15.	Indemnification of Directors and Officers.

Our amended and restated certificate of incorporation provides that the liability of our directors for monetary damages shall be eliminated to the fullest extent permissible under the General Corporation Law of the State of Delaware. This provision does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies such as an injunction or other forms of non-monetary relief would remain available. Each director will continue to be subject to liability for any breach of the director’s duty of loyalty to us or our stockholders and for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for unlawful payment of dividends or stock repurchases or for any transaction in which the director derived an improper personal benefit. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws.

Our amended and restated bylaws provide that we will indemnify our directors and executive officers, subject to certain exceptions, and may indemnify our other officers, employees and agents, to the fullest extent permitted by the General Corporation Law of the State of Delaware. Under our amended and restated bylaws, we are also empowered to enter into indemnification agreements with our directors, officers and other agents and to purchase insurance on behalf of any person whom we are required or permitted to indemnify. We have procured and intend to maintain a directors’ and officers’ liability insurance policy that insures such persons against the costs of defense, settlement or payment of a judgment under certain circumstances.

The indemnification provisions noted above may be sufficiently broad to permit indemnification of the registrant’s officers and directors for liabilities arising under the Securities Act of 1933, as amended.

Item 16.	Exhibits.

Exhibit Number	Exhibits

2.3	Agreement and Plan of Merger, dated December 7, 2007, by and among the Registrant, Corazon Acquisition, Inc., CardioSpectra, Inc. and Christopher E. Banas and Paul Castella, as the Shareholders’ Representatives (filed as Exhibit 2.1 to the Registrant’s Current Report on Form 8-K/A (File No. 000-52045), as originally filed on March 4, 2008, and incorporated herein by reference).

3.1	Amended and Restated Certificate of Incorporation of the Registrant (filed as Exhibit 3.1 to the Registrant’s Quarterly Report on Form 10-Q (File No. 000-52045), as originally filed on August 9, 2006, and incorporated herein by reference).

3.2	Bylaws of the Registrant (filed as Exhibit 3.1 to the Registrant’s Current Report on Form 8-K (File No. 000-52045), as originally filed on August 29, 2008, and incorporated herein by reference).

Exhibit Number	Exhibits

3.3	Certificate of Designation of Series A Junior Participating Preferred Stock (filed as Exhibit 3.2 to the Registrant’s Quarterly Report on Form 10-Q (File No. 000-52045), as originally filed on August 9, 2006, and incorporated herein by reference).

4.2	Specimen Common Stock certificate of the Registrant (filed as Exhibit 4.1 to the Registrant’s Registration Statement on Form S-1/A, as amended (File No. 333-132678), as originally filed on May 24, 2006, and incorporated herein by reference).

4.3	Fourth Amended and Restated Investor Rights Agreement, dated February 18, 2005, by and among the Registrant and certain stockholders (filed as Exhibit 4.2 to the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-132678), as originally filed on March 24, 2006, and incorporated herein by reference).

4.4	Rights Agreement, dated June 20, 2006, by and between the Registrant and American Stock Transfer & Trust Company (filed as Exhibit 4.1 to the Registrant’s Quarterly Report on Form 10-Q (File No. 000-52045), as originally filed on August 9, 2006, and incorporated herein by reference).

5.1*	Opinion of Cooley Godward Kronish LLP.

23.1	Consent of Independent Registered Public Accounting Firm.

23.2*	Consent of Cooley Godward Kronish LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (included on the signature pages below)

*	Previously filed.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

a. To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

b. To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

c. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (1)(a), (1)(b) and (1)(c) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to existing provisions or arrangements whereby the registrant may indemnify a director, officer or controlling person of the registrant against liabilities arising under the Securities Act of 1933, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on May 19, 2010.

Volcano Corporation

By:	/S/ R. SCOTT HUENNEKENS
R. Scott Huennekens
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Name and Signature	Title	Date

/S/ R. SCOTT HUENNEKENS R. Scott Huennekens	President, Chief Executive Officer and Director (Principal Executive Officer)	May 19, 2010

/S/ JOHN T. DAHLDORF John T. Dahldorf	Secretary and Chief Financial Officer (Principal Financial and Accounting Officer)	May 19, 2010

* Michael J. Coyle	Director	May 19, 2010

* Connie R. Curran	Director	May 19, 2010

* Kieran T. Gallahue	Director	May 19, 2010

Name and Signature	Title	Date

* Leslie H. Howe	Director	May 19, 2010

* Alexis V. Lukianov	Director	May 19, 2010

* Ronald A. Matricaria	Director	May 19, 2010

* John Onopchenko	Director	May 19, 2010

* Roy T. Tanaka	Director	May 19, 2010

By:	/S/ JOHN T. DAHLDORF
John T. Dahldorf
Attorney in Fact

EXHIBIT INDEX

Exhibit Number	Exhibits

2.3	Agreement and Plan of Merger, dated December 7, 2007, by and among the Registrant, Corazon Acquisition, Inc., CardioSpectra, Inc. and Christopher E. Banas and Paul Castella, as the Shareholders’ Representatives (filed as Exhibit 2.1 to the Registrant’s Current Report on Form 8-K/A (File No. 000-52045), as originally filed on March 4, 2008, and incorporated herein by reference).

3.1	Amended and Restated Certificate of Incorporation of the Registrant (filed as Exhibit 3.1 to the Registrant’s Quarterly Report on Form 10-Q (File No. 000-52045), as originally filed on August 9, 2006, and incorporated herein by reference).

3.2	Bylaws of the Registrant (filed as Exhibit 3.1 to the Registrant’s Current Report on Form 8-K (File No. 000-52045), as originally filed on August 29, 2008, and incorporated herein by reference).

3.3	Certificate of Designation of Series A Junior Participating Preferred Stock (filed as Exhibit 3.2 to the Registrant’s Quarterly Report on Form 10-Q (File No. 000-52045), as originally filed on August 9, 2006, and incorporated herein by reference).

4.2	Specimen Common Stock certificate of the Registrant (filed as Exhibit 4.1 to the Registrant’s Registration Statement on Form S-1/A, as amended (File No. 333-132678), as originally filed on May 24, 2006, and incorporated herein by reference).

4.3	Fourth Amended and Restated Investor Rights Agreement, dated February 18, 2005, by and among the Registrant and certain stockholders (filed as Exhibit 4.2 to the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-132678), as originally filed on March 24, 2006, and incorporated herein by reference).

4.4	Rights Agreement, dated June 20, 2006, by and between the Registrant and American Stock Transfer & Trust Company (filed as Exhibit 4.1 to the Registrant’s Quarterly Report on Form 10-Q (File No. 000-52045), as originally filed on August 9, 2006, and incorporated herein by reference).

5.1*	Opinion of Cooley Godward Kronish LLP.

23.1	Consent of Independent Registered Public Accounting Firm.

23.2*	Consent of Cooley Godward Kronish LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (included on the signature pages below)

*	Previously filed.